24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, 18TH FLOOR
STAMFORD, CONNECTICUT 06901

June 30, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment No. 5 to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC (the "Exchange"), we hereby file the fifth amendment to the Exchange's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 ("Rule 6a-2").

This amendment includes complete Exhibits D, I, and K pursuant to Rule 6a-2(b):

- Exhibit D (updated to provide unaudited financial statements for the latest fiscal year for each affiliate of the Exchange);
- Exhibit I (updated to provide unaudited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (revised to provide updated ownership percentages);

The Exchange certifies that it keeps complete Exhibits M and N up-to-date and will make them available to the Commission and the public upon request. As such, the Exchange wishes to avail itself of the provisions of Rule 6a-2(d)(2) and has not enclosed Exhibits M or N within this Form 1 Amendment.

In addition, this amendment includes complete Exhibits C and J pursuant to Rule 6a-2(a):

- Exhibit C (revised to provide additional affiliate information);
- Exhibit J (revised to provide updated officer information).

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 6/30/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
One Landmark Square, Suite 1815, Stamford, CT 06901

26000294

3. Provide the applicant's mailing address (if different):
Same as above

4. Provide the applicant's business telephone and facsimile number:
(203) 212-8031, (917) 796-3315
(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
David Sassoon General Counsel 917-796-3315
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901

7. Provide the date applicant's fiscal year ends: December 31st

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/25/26 24X National Exchange LLC
(MM/DD/YY) (Name of applicant)

By: [signature] Dmitri Galinov, CEO
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 25th day of June, 2026 by Dmitri Galinov, CEO.
(Month) (Year) (Notary Public)

My Commission expires 03/29/2030 County of Miami-Dade State of Florida [signature]

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF FLORIDA
CHRISTOPHER MUNOZ
Commission # HH 784527
Expires March 29, 2030

24X National Exchange LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. *Name and address of organization.*
2. *Form of organization (e.g., association, corporation, partnership, etc.).*
3. *Name of state and statute citation under which organized. Date of incorporation in present form.*
4. *Brief description of nature and extent of affiliation.*
5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*
6. *A copy of the constitution.*
7. *A copy of the articles of incorporation or association including all amendments.*
8. *A copy of existing by-laws or corresponding rules or instruments.*
9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*
10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

<u>24X Bermuda Holdings LLC</u>

1. *Name and address of organization.*

   24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda Holdings is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda Holdings is formed under the laws of Bermuda, under Section 29 of the Bermuda Limited Liability Company Act 2016. 24X Bermuda Holdings was formed on October 1, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly owns 83.75% of 24X US (as defined below) and is the sole managing member of 24X US. In turn, 24X US directly holds 100% of the equity of 24X National Exchange LLC ("**24X**" or the "**Exchange**").

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda Holdings is the entity through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange. 24X Bermuda Holdings, as a holding company, will not conduct any business operations.

   24X Bermuda Holdings does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda Holdings will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-1 is the Certificate of Formation of 24X Bermuda Holdings.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-2 is the Third Amended and Restated Limited Liability Company Agreement of 24X Bermuda Holdings.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director

Geoff Kot	Independent Director
Richard Shriner	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary
Gina Tuccio	Chief Financial Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

24X Bermuda Limited

1. *Name and address of organization.*

   24X Bermuda Limited ("**24X Bermuda**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda is a company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda is formed under the laws of Bermuda, under Section 14 of the Companies Act 1981. 24X Bermuda was formed on January 9, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or*

settlement of transactions in connection with operation of the System.

24X Bermuda operates a platform for the trading of foreign exchange products.

24X Bermuda does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-3 is the Certificate of Incorporation of 24X Bermuda.

Attached as Exhibit C-4 is the Memorandum of Association of 24X Bermuda.

Attached as Exhibit C-5 is the Certificate of Change of Name.

8. *A copy of existing by-laws or corresponding rules or instruments.*

Attached as Exhibit C-6 is the By-laws of 24X Bermuda.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director
Geoff Kot	Independent Director
Richard Shriner	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director

OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary
Gina Tuccio	Chief Financial Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24 Exchange UK LTD</u>

1. *Name and address of organization.*

   24 Exchange UK LTD ("**24X UK**") is located at 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X UK is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X UK is formed under the laws of the United Kingdom, under Section 7 of the Companies Act 2006. 24X UK was formed on April 16, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X UK.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X UK does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X UK will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-7 are the Articles of Association of 24X UK.

   Attached as Exhibit C-8 is the Certificate of Incorporation of 24X UK.

   Attached as Exhibit C-9 is the Share Certificate of 24X UK.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   See attached Articles of Association.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS / OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Paul Millward	Head of Product / Director
Oakwood Corporate Secretary Limited	Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X US Holdings LLC</u>

1. *Name and address of organization.*

   24X US Holdings LLC ("**24X US**") is located One Landmark Square, Suite 1815, Stamford, Connecticut 06901.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X US is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X US is formed under the laws of the United States, under Subchapter II of the Delaware Limited Liability Company Act. 24X US was formed on September 28, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly owns 83.75% of 24X US and is the sole managing member of 24X US. In turn, 24X US directly holds 100% of the equity of the Exchange.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X US is a holding company for the Exchange. 24X US does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X US will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-10 is the Certificate of Formation of 24X US.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-11 is the Fourth Amended and Restated Limited Liability Company Agreement of 24X US.

   Attached as Exhibit C-11(a) is the First Amendment to the Fourth Amended and Restated Limited Liability Company Agreement of 24X US.

   Attached as Exhibit C-11(b) is the Second Amendment to the Fourth Amended and Restated Limited Liability Company Agreement of 24X US.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTOR(S)	
Name	**Title**
Dmitri Galinov	Director
OFFICERS	
Gina Tuccio	Chief Financial Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for*

termination of the association.

Association with the Exchange has not ceased during the previous year.

MEMX Technologies LLC

1. *Name and address of organization.*

   MEMX Technologies LLC ("**MEMX Technologies**") is located at: 382 NE 191st St., Suite 92178, Miami, Florida 33179.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   MEMX Technologies is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   MEMX Technologies was formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018.

4. *Brief description of nature and extent of affiliation.*

   MEMX Technologies is a vendor of the Exchange. MEMX Technologies is not affiliated with the Exchange. MEMX Technologies is affiliated with MEMX LLC ("**MEMX Exchange**"), which is a registered national securities exchange. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. As described in Exhibit E, MEMX Technologies is the vendor of 24X for both the hardware and software that is needed to operate and maintain the System. MEMX Exchange is not a party to any contract with, and has no business relationship with, 24X National Exchange LLC.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   The Exchange has entered into an agreement with MEMX Technologies to license the technology underlying the Exchange. MEMX Technologies provides technology support services to the Exchange, which include (1) the development and testing of software and hardware necessary to operate the matching engine and connectivity to other exchanges via a third-party routing broker(s) and third party-developed functions (including clearing, custody and client connectivity), (2) the provision of technical support in order for the Exchange to operate and monitor the Exchange; and (3) the provision of ongoing system availability commitments, updates, fixes, and technology support.

   MEMX Technologies supplies all necessary hardware and connectivity to operate the

System, install market-relevant software on the hardware platform, and maintain the hardware and software, including updates to necessary software and systems. 24X uses MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. MEMX Technologies also supports intra-day compliance monitoring by 24X and provides timely reporting to 24X's personnel of any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of 24X and the System are monitored and controlled by 24X Market Operations. 24X may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Exchange or 24X trade data in the course of a single trading day (which includes the Regular Trading Hours and the Pre-Market, Post-Market and 24X Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including 24X National Exchange LLC, MEMX Exchange, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that 24X is not deemed to be a facility of MEMX Exchange. MEMX Technologies does not use or disclose information or data (i) about or originating with 24X in its dealings with MEMX Exchange or any other platform or (ii) about or originating with MEMX Exchange or any other platform in its dealings with 24X.

All services provided to the Exchange by MEMX Technologies are based upon requirements and instructions determined by the Exchange. Although MEMX Technologies provides the technology support services, the Exchange shall be responsible for operating and monitoring its Exchange-related systems and administering Exchange Rules and other rules and regulations applicable to the Exchange. All systems and services provided by MEMX Technologies are consistent with Exchange Rules, and the Exchange is responsible for ensuring that such systems and services are consistent with Exchange Rules. The agreement with MEMX Technologies includes a multi-year, renewable term, and, in the event of termination of the agreement, an extended period to allow for the transition of the technology support services for the Exchange.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   The Certificate of Formation of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   The Limited Liability Company Agreement of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

   The name and title of the present officers, governors, members of all standing committees, or persons performing similar function of MEMX Technologies are available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Not applicable.

24X ETP India Private Limited

1. *Name and address of organization.*

   24 ETP India Private Limited ("**24X ETP India**") is located at 1st Floor – 25 Sej Plaza Marve, NR Nutan Vidya Mandir Sch, Malad West, Mumbai – 400064, Maharashtra.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X ETP India is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X ETP India is formed under the laws of India, under Rule 18 of the Companies (Incorporation) Rules, 2014. 24X ETP India was formed on February 28, 2024.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X ETP India.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X ETP India does not have any responsibilities with respect to the operation of the Exchange. It is currently dormant.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-12 are the Articles of Association of 24X ETP India.

Attached as Exhibit C-13 is the Certificate of Incorporation of 24X ETP India.

8. A copy of existing by-laws or corresponding rules or instruments.

See attached Articles of Association of 24X ETP India.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Jason Woerz	President / Director
Bethanabhotla Sai Krishna Saketh	Resident Director

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Association with the Exchange has not ceased during the previous year.

Certificate of Formation
Limited Liability Company Act 2016
Pursuant to Section 30 (1)

24X Bermuda Holdings LLC (202100440)

Filing Date	04-Oct-2021 09:24:27

General details

Type of company	Exempted
Company Name	24X Bermuda Holdings LLC
Business activity category	Fintech activities and D.A.B.A. operations
Business activity description	Activities related to Financial technology (Fintech) and operations under the Digital Asset Business Act

Relevant Activities

Banking	No
Insurance	No
Fund management	No
Financing and leasing	No
Headquarters	No
Shipping	No
Distribution and service centres	No
Pure equity holding entity	Yes
Intellectual property	No
The entity did not conduct Relevant Activities	No
Other matters	

Address details

Address of registered office	c/-Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton, Pembroke, HM11, Bermuda

Managers

Name	Dmitri GALINOV
Address	8691 SW 62nd CT, Pinecrest, Florida, 33156-1802, United States
Email	[Not Provided]
Nationality	United States
Appointed Date	04-Oct-2021
Has Bermudian status	No
Resident	No
Percentage of voting rights	100.00
Submitted By	MAPLES CORPORATE SERVICES (BERMUDA) LIMITED DANIELLE ELIZABETH BAIKIE BERMUDA, CUMBERLAND HOUSE, 7TH FLOOR, 1 VICTORIA STREET, HAMILTON, PEMBROKE, HM11
Public filing document	Revised Certificate of Filing - 202100440 - 24X Bermuda Holdings LLC.pdf

FORM NO. 6 **Registration No. 54342**

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **9th** day of **January 2019**

24 Exchange Bermuda Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an **exempted** company.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **10th** day of **January 2019**

Maria Boodram
for Registrar of Companies

FORM No. 2

CERTIFIED A TRUE COPY OF THE ORIGINAL

Stephanie P. Sanderson
Commissioner for Oaths
5th Floor, Andrew's Place
51 Church Street
Hamilton HM 12
Bermuda
Date: 15 January 2019

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES
Section 7(1) and (2)

MEMORANDUM OF ASSOCIATION

OF

24 Exchange Bermuda Limited

(hereinafter referred to as the "**Company**")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

Name and Address	Bermudian Status (Yes or No)	Nationality	Number of Shares Subscribed
Matthew Madeiros 5th Floor, Andrew's Place 51 Church Street Hamilton HM 12 Bermuda	Yes	British / Bermudian	1
Alexandra Fox 5th Floor, Andrew's Place 51 Church Street Hamilton HM 12 Bermuda	No	Canadian	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an **exempted** Company as defined by the Companies Act 1981, as amended (**Companies Act**).

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:

None

5. The authorised share capital of the Company is US$1,000 divided into 1,000 Common Shares of par value US$1.00 each.

6. The objects for which the Company is formed and incorporated are unrestricted.

7. Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, including (without limitation) the power, subject to the Companies Act, to:

   (a) issue preference shares which are, at the option of the holder, liable to be redeemed;

   (b) purchase its own shares for cancellation; and

   (c) acquire its own shares to be held as treasury shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:

Matthew Madeiros

(Witness)

Alexandra Fox

(Witness)

SUBSCRIBED this 9th day of January, 2019

Registration No. 54342

GOVERNMENT OF BERMUDA

Registrar of Companies

The Companies Act 1981

CERTIFICATE OF CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of **the Companies Act 1981** 24 Exchange Bermuda Limited by resolution and with the approval of the Registrar of Companies has changed its name and was registered as 24X Bermuda Limited on the 5th day of June 2023.

Kenneth Joaquin

Registrar of Companies

7th day of June 2023

REGISTRAR OF COMPANIES BERMUDA

QUO FATA FERUNT

BYE-LAWS

OF

24 Exchange Bermuda Limited

BM Corporate Services Limited HEREBY CERTIFIES that that the within-written Bye-laws are a true copy of the Amended and Restated Bye-laws of 24 Exchange Bermuda Limited, as approved and adopted by the sole Member by way of unanimous written resolutions effective 26 August 2022, in substitution and to the exclusion of the Bye-laws adopted on 5 August 2021.

For and on behalf of BM Corporate Services Limited
acting in its capacity as secretary

Juliet Evans
Authorised Signatory

TABLE OF CONTENTS

INTERPRETATION **1**

1. Definitions 1

SHARES **3**

2. Share capital 3
3. Power to Issue Shares 3
4. Power of the Company to Purchase its Shares 3
5. Rights Attaching to Shares 3
6. Lien 4
7. Calls on Shares 4
8. Forfeiture of Shares 5
9. Share Certificates 5
10. Fractional Shares 6

REGISTRATION OF SHARES **6**

11. Registers of Shareholders and Beneficial Owners 6
12. Registered Holder Absolute Owner 6
13. Transfer of Registered Shares 6
14. Transmission of Registered Shares 7
15. Untraceable Shareholders 8

ALTERATION OF SHARE CAPITAL **8**

16. Power to Alter Capital 8
17. Variation of Rights Attaching to Shares 9

DIVIDENDS AND CAPITALISATION **9**

18. Dividends 9
19. Power to Set Aside Profits 10
20. Method of Payment 10
21. Capitalisation 11

MEETINGS OF SHAREHOLDERS **11**

22. Annual General Meetings 11
23. Special General Meetings 11
24. Requisitioned General Meetings 11
25. Notice of General Meetings 11
26. Giving Notice and Access 12
27. Postponement of General Meeting 12
28. Electronic Participation in Meetings 12
29. Quorum at General Meetings 12
30. Chairman to Preside at General Meetings 13
31. Voting on Resolutions 13
32. Power to Demand a Vote on a Poll 13
33. Voting by Joint Holders of Shares 14
34. Proxy 14
35. Representation of Corporate Shareholder 15
36. Adjournment of General Meeting 15
37. Written Resolutions 15
38. Directors Attendance at General Meetings 16

DIRECTORS AND OFFICERS **16**

39. Election of Directors 16
40. Number of Directors 16
41. Term of Office of Directors 16
42. Alternate Directors 17
43. Removal of Directors 17
44. Vacancy in the Office of Director 17
45. Remuneration of Directors 18
46. Defect in Appointment 18

47. Directors to Manage Business....18
48. Powers of the Board of Directors....18
49. Register of Directors and Officers....19
50. Appointment of Officers....19
51. Appointment of Secretary and Resident Representative....19
52. Duties of Officers....20
53. Remuneration of Officers....20
54. Directors' Interests....20
55. Indemnification and Exculpation of Directors and Officers....20

MEETINGS OF THE BOARD OF DIRECTORS....21

56. Board Meetings....21
57. Notice of Board Meetings....21
58. Electronic Participation in Meetings....21
59. Quorum at Board Meetings....21
60. Board to Continue in the Event of Vacancy....21
61. Chairman to Preside....21
62. Written Resolutions....22
63. Validity of Prior Acts of the Board....22

CORPORATE RECORDS AND DOCUMENTS....22

64. Minutes....22
65. Place Where Corporate Records Kept....22
66. Form and Use of Seal....22
67. Destruction of Documents....22

ACCOUNTS....23

68. Books of Account....23
69. Financial Year End....24

AUDITS....24

70. Annual Audit....24
71. Appointment of Auditor....24
72. Remuneration of Auditor....24
73. Duties of Auditor....24
74. Access to Records....24
75. Financial Statements....24
76. Distribution of Auditor's Report....25
77. Vacancy in the Office of Auditor....25

SERVICE OF NOTICES AND OTHER DOCUMENTS....25

78. How Notice is Served....25

VOLUNTARY WINDING-UP AND DISSOLUTION....26

79. Winding-Up....26

CHANGES TO CONSTITUTION....26

80. Changes to Bye-laws....26
81. Changes to the Memorandum of Association....26

REDOMICILE....26

82. Discontinuance....26

BUSINESS COMBINATION....26

83. Merger or Amalgamation....26

APPENDIX I....27

APPENDIX II....28

APPENDIX III....29

APPENDIX IV....30

INTERPRETATION

1. DEFINITIONS

1.1 In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Alternate Director	such person or persons who shall be appointed as an alternate director in accordance with these Bye-laws.
Appointed Newspaper	A newspaper appointed by the Registrar pursuant to the Companies Acts.
Auditor	includes an individual or partnership.
Board	the board of Directors of the Company appointed or elected pursuant to these Bye-laws or the directors present at a meeting of Directors at which there is a quorum.
Bye-laws	these Bye-laws in their present form or as they may be amended from time to time.
Company	24 Exchange Bermuda Limited, incorporated in Bermuda on the 9th day of January, 2019.
Companies Acts	the Companies Act 1981 as amended from time to time, the Registrar of Companies (Compliance Measures) Act 2017 as amended from time to time, and any other legislation affecting Bermuda companies from time to time.
Director	such person or persons who shall be elected or appointed from time to time as a director of the Company in accordance with these Bye-laws or the Companies Acts and includes any Alternate Director.
Notice	written notice as further provided in these Bye-laws unless otherwise specifically stated.
Officer	any person appointed by the Board to hold an office in the Company.
Register of Beneficial Owners	the register of beneficial owners referred to in these Bye-laws.
Register of Directors and Officers	the register of directors and officers referred to in these Bye-laws.
Register of Shareholders	the register of shareholders referred to in these Bye-laws.
Registered Office	the registered office of the Company from time to time.
Registrar	the Registrar of Companies appointed in accordance with the Companies Acts or such other person as may be performing his duties under the Companies Acts.

Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative.
Seal	the common seal of the Company, if any, and includes any duplicate thereof.
Secretary	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary.
Shareholder	the person registered in the Register of Shareholders as a shareholder of the Company and, when two (2) or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Shareholders as one of such joint holders or all of such persons, as the context so requires.
Treasury Share	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled

1.2 In these Bye-laws, where not inconsistent with the context:

(a) words denoting the plural number include the singular number and vice versa;

(b) words denoting the masculine gender include the feminine and neuter genders;

(c) words importing persons include any individual, partnership, company, association or body of persons whether corporate or unincorporated;

(d) the words:

(i) "**may**" shall be construed as permissive;

(ii) "**shal**l" shall be construed as imperative;

(e) unless otherwise provided herein, words or expressions defined in the Companies Acts shall bear the same meaning in these Bye-laws; and

(f) references to ”**month**” or “**quarter**” shall be to calendar month or quarter, as the case may be, unless otherwise specified.

1.3 For the purposes of these Bye-laws a company shall be deemed to be present in person if its representative(s) duly authorised pursuant to the Companies Acts is present.

1.4 For the purposes of these Bye-Laws, a corporation which is a Director shall be deemed to be present in person at a board meeting if an officer, attorney or other person authorised to attend on its behalf is present, and shall be deemed to discharge its duties and carry out any actions required under these Bye-Laws and the Companies Acts, including the signing and execution of documents, deeds and other instruments, if an officer, attorney or other person authorised to act on its behalf so acts.

1.5 In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.6 References in these Bye-laws to any statute or statutory provision shall include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations instruments or other subordinate legislation made under the relevant statute.

1.7 Any words or expressions defined in the Companies Acts in force at the date when these Bye-laws or any part thereof are adopted shall bear the same meaning in these Bye-laws or such part (as the case may be).

1.8 Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2. SHARE CAPITAL

2.1 The share capital of the Company, at the date of adoption of these Bye-laws is US$2,980 divided into 2,980 shares of US$1.00 each.

3. POWER TO ISSUE SHARES

3.1 Subject to the provisions of these Bye-laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board which shall have the power to offer, allot, grant options over or otherwise dispose of them on such terms and conditions and with such rights and restrictions as the Board may determine. Subject to the provisions of these Bye-laws and the Companies Acts, the Company may issue preference shares on terms that they are:

(a) to be redeemed on the happening of a specified event or on a given date; and/or

(b) liable to be redeemed at the option of the Company; and/or

(c) liable to be redeemed at the option of the holder.

The terms and manner of redemption may be determined by the Board.

4. POWER OF THE COMPANY TO PURCHASE ITS SHARES

4.1 The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Companies Acts on such terms as the Board shall think fit.

4.2 The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Companies Acts.

5. RIGHTS ATTACHING TO SHARES

5.1 Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

5.2 Subject to any resolution of the Shareholders to the contrary or as otherwise set out in these Bye-laws, the holders of the shares shall:

(a) be entitled to one (1) vote per share;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

5.3 The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage permitted or conferred by law.

5.4 All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share. Without limiting the generality of the foregoing, if the Company holds Treasury Shares, the Company shall not have any right to attend and vote at a general meeting or sign written resolutions and any purported exercise of such a right is void. Except where required by the Companies Acts, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

6. LIEN

6.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-law.

6.2 The Company (subject to compliance with Bye-law 13) may sell, in such manner as the Board may think fit, any share on which the Company has a lien provided that no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing has been served on the holder for the time being of the share, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment.

6.3 The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

7. CALLS ON SHARES

7.1 The Board may make such calls as it thinks fit upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as Treasury Shares) in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Shareholders and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

7.2 If a call is not paid on or before the day appointed for payment thereof, the Shareholder may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment.

7.3 Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

7.4 The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

7.5 The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

7.6 The Company may accept from any Shareholder the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.

8. FORFEITURE OF SHARES

8.1 If any Shareholder fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Shareholder, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Shareholder a notice in writing in the form set out in Appendix I, or as near thereto as circumstances admit, or in such other form as the Board may accept.

8.2 If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Companies Acts.

8.3 A Shareholder whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith. Such forfeiture shall include any dividend that is declared in respect of the forfeited shares, but not actually paid before the forfeiture, provided that the Board may, without being under any obligation to do so, resolve to apply the amount of the unpaid dividend against the amount of the call, interest, costs and expenses owing in relation to the forfeited shares.

8.4 The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

9. SHARE CERTIFICATES

9.1 Every Shareholder shall be entitled to a certificate under the Seal or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Shareholder and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

9.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

9.3 If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

10. FRACTIONAL SHARES

10.1 The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

11. REGISTERS OF SHAREHOLDERS AND BENEFICIAL OWNERS

11.1 The Board shall cause to be kept in one or more books a Register of Shareholders and a Register of Beneficial Owners and shall enter therein the respective particulars required by the Companies Acts.

11.2 The Register of Shareholders shall be open to inspection without charge at the Registered Office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two (2) hours in each business day be allowed for inspection. The Register of Shareholders may, after notice has been given in accordance with the Companies Acts, be closed for any time or times not exceeding in the whole thirty (30) days in each year.

12. REGISTERED HOLDER ABSOLUTE OWNER

12.1 The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

13. TRANSFER OF REGISTERED SHARES

13.1 Subject to the Companies Acts, an instrument of transfer shall be in writing in the form set out in Appendix II, or as near thereto as circumstances admit, or in such other form as the Board may accept. For the avoidance of doubt no instrument of transfer shall be required on the redemption of a share or on the purchase by the Company of a share.

13.2 Such instrument of transfer shall be signed by or on behalf of the transferor and where a share is not fully paid the transferee. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders.

13.3 The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder.

13.4 The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share.

13.5 The Board may also refuse to register a transfer unless:-

(a) the instrument of transfer is duly stamped (if required by law) and lodged with the Company accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; or

(c) applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.

13.6 If the Board refuses to register a transfer of any share the Secretary shall, within three (3) months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

13.7 No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

13.8 Notwithstanding anything contained in these Bye-laws, the Directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is executed by any bank or other person to whom such shares have been charged by way of security, or by any nominee or agent of such bank or person, and whether the transfer is effected for the purpose of perfecting any mortgage or charge of such shares or pursuant to the sale of such shares under such mortgage or charge, and a certificate signed by any officer of such bank or by such person that such shares were so mortgaged or charged and the transfer was so executed shall be conclusive evidence of such facts.

14. **TRANSMISSION OF REGISTERED SHARES**

14.1 In the case of the death of a Shareholder, the survivor or survivors where the deceased Shareholder was a joint holder, and the legal personal representatives of the deceased Shareholder where the deceased Shareholder was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Shareholder's interest in the shares. Nothing herein contained shall release the estate of a deceased holder (whether joint or several) from any liability in respect of any share which had been held by such deceased Shareholder jointly with other persons or solely. Subject to the Companies Acts, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Shareholder or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder.

14.2 Any person becoming entitled to a share in consequence of the death of any Shareholder or otherwise by operation of applicable laws, may be registered as a Shareholder upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form set out in Appendix III, or as near thereto as circumstances admit, or in such other form as the Board may accept. On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Shareholder before such Shareholder's death or bankruptcy, as the case may be.

14.3 A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of, or to attend or vote at, general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the

Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

14.4 Where two (2) or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

15. UNTRACEABLE SHAREHOLDERS

15.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the Shares of a Shareholder or the Shares to which a person is entitled by virtue of the transmission on death or bankruptcy etc. provided that:-

(a) during a period of seven (7) years no dividend in respect of such Shares has been claimed and all share certificates for Shares issued under a capitalisation issue have been returned to the Company unclaimed provided that at least two (2) payments of dividends and/or capitalisation issues have taken place in relation to the shares in question during such seven (7) year period;

(b) on expiry of the said period of seven (7) years the Company shall have published an advertisement in an Appointed Newspaper and also in a newspaper circulating in the area in which the last known address of the Shareholder or the address at which service of notice upon such Shareholder or other person may be effected in accordance with these Bye-laws, giving notice of its intention to sell the said Shares; and

(c) during the said period of seven (7) years and the period of three (3) months following the publication of the said advertisement the Company shall have received indication neither of the whereabouts nor of the existence of such Shareholder or person.

15.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said Shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Directors may from time to time think fit.

ALTERATION OF SHARE CAPITAL

16. POWER TO ALTER CAPITAL

16.1 The Company may if authorised by resolution of the Shareholders:-

(a) increase its authorised share capital by such amount to be divided into shares of such par value as the resolution of the Shareholders shall prescribe;

(b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(c) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(d) sub-divide its shares or any of them into shares of smaller par value than is fixed by its Memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(e) make provision for the issue and allotment of shares which do not carry any voting rights;

(f) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(g) change the currency denomination of its share capital; and

(h) subject to the Companies Acts, reduce its issued share capital, capital redemption reserve fund, share premium or contributed surplus account in any manner.

16.2 Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

17. VARIATION OF RIGHTS ATTACHING TO SHARES

17.1 If, at any time, the share capital is divided into different classes of shares, and subject to the Companies Acts, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of seventy-five per cent (75%) of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two (2) persons at least holding or representing by proxy one- third (1/3) of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

DIVIDENDS AND CAPITALISATION

18. DIVIDENDS

18.1 The Board may, subject to these Bye-laws and in accordance with the Companies Acts, declare a dividend or distributions out of contributed surplus to be paid to the Shareholders, in proportion to the number of shares held by them, and according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that such dividend may be paid in cash or shall be satisfied, subject to Bye-Law 21, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other.

18.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend or distribution.

18.3 The Company may pay dividends or distributions in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

18.4 No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

18.5 The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

18.6 All unclaimed dividends or distribution out of contributed surplus may be invested or otherwise made use of by the Directors for the benefit of the Company as they shall think fit, until the same is claimed and so that the Company shall not thereby be constituted as a trustee in respect thereof. Any dividend or distribution out of contributed surplus unclaimed after a period of seven (7) years from the date for payment of such dividend or distribution shall automatically be forfeited and revert to the Company.

18.7 If either:-

(a) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these Bye-laws is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person; or

(b) such a payment is left uncashed or returned to the Company on two (2) consecutive occasions,

then the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

18.8 The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a resolution of the Company.

19. POWER TO SET ASIDE PROFITS

19.1 The Board may, before declaring a dividend or distribution out of contributed surplus, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose. The Board may also carry forward any sums which it may think prudent not to distribute without placing the same to reserve

20. METHOD OF PAYMENT

20.1 Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Shareholder at such Shareholder's address in the Register of Shareholders, or to such person and to such address as the holder may in writing direct.

20.2 In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Shareholders, or to such person and to such address as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

20.3 The Board may deduct from the dividends or distributions payable to any Shareholder all moneys due from such Shareholder to the Company on account of calls or otherwise.

21. CAPITALISATION

21.1 The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares, debentures or other obligations of the Company to be allotted and distributed credited as fully paid amongst Shareholders or partly in one way and partly in the other provided that for the purposes of this Bye-law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholder credited as fully paid.

21.2 The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Shareholders who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

21.3 Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

MEETINGS OF SHAREHOLDERS

22. ANNUAL GENERAL MEETINGS

22.1 Subject to Bye-law 22.2 below, the Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint.

22.2 The Company may, by resolution of the Company in general meeting, elect to dispense with the holding of annual general meetings (i) for the year in which it is made and any subsequent year or years (ii) for a specified number of years, or (iii) indefinitely and such election shall be subject to the provisions of the Companies Acts.

23. SPECIAL GENERAL MEETINGS

23.1 The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than annual general meetings which shall be called special general meetings.

24. REQUISITIONED GENERAL MEETINGS

24.1 The Board shall, on the requisition of Shareholders holding at the date of the deposit of the requisition not less than one-tenth (1/10) of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Acts shall apply.

25. NOTICE OF GENERAL MEETINGS

25.1 At least five (5) days' notice of an annual general meeting and at least five (5) days' notice of a special general meeting shall be given to each Shareholder entitled to attend and vote thereat. The notice shall be exclusive of the day on which is served and the day for which it is given and state the date, place and time at which the meeting is to be held and in the case of a special general meeting, the general nature of the other business to be conducted at the meeting.

25.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive notice of and to vote at any general meeting.

25.3 A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

25.4 The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

26. GIVING NOTICE AND ACCESS

26.1 A notice may be given by the Company to a Shareholder in accordance with Bye-law 78.

26.2 Shareholders shall only be entitled to see the Register of Directors and Officers, the Register of Shareholders, the financial information provided for in Bye-laws 75 and the minutes of the meetings of Shareholders.

27. POSTPONEMENT OF GENERAL MEETING

27.1 The Secretary may postpone any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement is given to the Shareholders before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Shareholder in accordance with these Bye-laws.

28. ELECTRONIC PARTICIPATION IN MEETINGS

28.1 Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

29. QUORUM AT GENERAL MEETINGS

29.1 In accordance with the Companies Acts, a general meeting may be held with only one individual present provided that the requirement for a quorum is satisfied. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the general meeting. Save as otherwise provided by these Bye-laws, at least one Shareholder present in person or by proxy and entitled to vote shall form a quorum for the transaction of business at any general meeting.

29.2 If within fine (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition of Shareholders, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting one Shareholder present in person or by proxy and entitled to vote shall be a quorum. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

30. CHAIRMAN TO PRESIDE AT GENERAL MEETINGS

30.1 Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman at all general meetings at which such person is present. In their absence a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

31. VOTING ON RESOLUTIONS

31.1 Subject to the Companies Acts and these Bye-laws, any question proposed for the consideration of the Shareholders at any general meeting shall be decided by a simple majority of votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

31.2 No Shareholder shall be entitled to vote at a general meeting unless such Shareholder has paid all the calls on all shares held by such Shareholder.

31.3 At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one (1) vote and shall cast such vote by raising his hand.

31.4 In the event that a Shareholder participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Shareholder may cast his vote on a show of hands.

31.5 At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

31.6 At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

32. POWER TO DEMAND A VOTE ON A POLL

32.1 Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a) the chairman of such meeting; or

(b) at least three (3) Shareholders present in person or represented by proxy; or

(c) any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one-tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(d) any Shareholder or Shareholders present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total amount paid up on all such shares conferring such right.

32.2 Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one (1) vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one (1) vote need not use all his votes or cast all the votes he uses in the same way.

32.3 A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

32.4 Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two (2) Shareholders or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

33. VOTING BY JOINT HOLDERS OF SHARES

33.1 In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

34. PROXY

34.1 Any Shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Shareholder may appoint a proxy in respect of part only of his holding of shares and may appoint one or more proxies to attend on the same occasion.

34.2 The instrument appointing a proxy shall be in writing in the form set out in Appendix IV, or as near thereto as circumstances admit, or in such other form as the Board may accept. The Board may if it thinks fit, send out with the notice of any general meeting, the form(s) of proxy for use at that meeting.

34.3 Subject to Bye-law 34.6 the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be deposited at the Registered Office (or at such other place or in such manner as is specified in the notice convening the meeting or in any notice of adjournment or, in either case, in any document sent therewith) not less than twenty-four (24) hours (or, such shorter time as may be stated in the proxy circulated with the notice of meeting) before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and an instrument appointing a proxy which is not received in the manner so prescribed shall be invalid save as aforesaid

34.4 A Shareholder who is the holder of two (2) or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

34.5 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one (1) hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

34.6 Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at any general meetings. The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

34.7 Notwithstanding any other provision of these Bye-laws, any Shareholder may appoint an irrevocable proxy by depositing at the Registered Office an irrevocable proxy and such irrevocable proxy shall be valid for all general meetings and adjournments thereof, or resolutions in writing, as the case may be, until terminated in accordance with its own terms, or until written notice of termination is received at the Registered Office signed by the proxy. The instrument creating the irrevocable proxy shall recite that it is constituted as such and shall confirm that it is granted with an interest. The operation of an irrevocable proxy shall not be suspended at any general meeting or adjournment thereof at which the Shareholder who has appointed such proxy is present and the Shareholder may not specially appoint another proxy or vote himself in respect of any shares which are the subject of the irrevocable proxy.

35. **REPRESENTATION OF CORPORATE SHAREHOLDER**

35.1 Where any company is a Shareholder any of its officers or any other person duly authorised by a resolution of its directors or other governing body, may act as its representative(s) at any meeting of the Company. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporate Shareholder which such person represents as that company could exercise if it were an individual Shareholder, and that Shareholder shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

35.2 Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Shareholder.

35.3 The provisions of this Bye-law are in addition to, and not in derogation of, any right to appoint a proxy.

36. **ADJOURNMENT OF GENERAL MEETING**

36.1 The chairman of a general meeting may, with the consent of the Shareholders at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

37. **WRITTEN RESOLUTIONS**

37.1 Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Shareholders may, without a meeting be done by written resolution in accordance with this Bye-law.

37.2 Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Shareholder does not invalidate the passing of a resolution.

37.3 A written resolution is passed when it is signed by, or in the case of a Shareholder that is a company, on behalf of, the Shareholders who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Shareholders at which all Shareholders entitled to attend and vote thereat were present and voting.

37.4 A resolution in writing may be signed in any number of counterparts

37.5 A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Shareholders, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Shareholders voting in favour of a resolution shall be construed accordingly.

37.6 A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Companies Acts.

37.7 This Bye-law shall not apply to:

(a) a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b) a resolution passed for the purpose of removing a Director before the expiration of his term of office.

37.8 For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by, or in the case of a Shareholder that is a corporation whether or not a company within the meaning of the Companies Acts, on behalf of, the last Shareholder whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

38. DIRECTORS ATTENDANCE AT GENERAL MEETINGS

38.1 Each Director shall be entitled to receive notice of, attend and be heard at any general meeting of the Company.

DIRECTORS AND OFFICERS

39. ELECTION OF DIRECTORS

39.1 The Board of Directors shall be elected or appointed in the first place at the statutory meeting of the Company and thereafter, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose.

39.2 The Company may at any annual general meeting or any special general meeting called for that purpose determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-laws. Without prejudice to the power of the Company by resolution in pursuance of any of the provisions of these Bye-laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power, at any time and from time to time, to appoint any individual to be a Director so as to fill a casual vacancy. Directors so appointed shall hold office until the next Annual General Meeting and are eligible for re-election at that Annual General Meeting.

40. NUMBER OF DIRECTORS

40.1 The Board shall consist of not less than two (2) Directors or such number in excess thereof as the Shareholders may by resolution determine.

41. TERM OF OFFICE OF DIRECTORS

41.1 Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

41.2 The Directors shall (subject to any resolution of the Shareholders to the contrary) have the power from time to time to appoint any person as a Director to fill a casual vacancy on the Board. Any Director appointed by the Board shall hold office only until the next annual general meeting and shall then be eligible for re-election.

41.3 A retiring Director shall be eligible for re-election.

42. ALTERNATE DIRECTORS

42.1 Any person may be elected as an Alternate Director to any one or more Directors by;

(a) the Shareholders at any general meeting;

(b) the Board; or

(c) a Director depositing at the Registered Office written notice of the appointment of an Alternate Director, or delivering such notice at a meeting of the Directors, at any time.

42.2 The same person may be appointed as the Alternate Director of more than one Director.

42.3 Any person elected or appointed pursuant to Bye-laws 42.1 or **Error! Reference source not found.** shall h ave all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.

42.4 Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent, *mutatis mutandis*, as if he were a Director. Every person acting as an Alternate Director shall have one (1) vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director).

42.5 An Alternate Director shall be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

42.6 The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his or her appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he or she is alternate.

42.7 An Alternate Director shall cease to be such if the Director for whom he was appointed to act as a Director in the alternative ceases for any reason to be a Director, but he may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy in accordance with these Bye-laws.

43. REMOVAL OF DIRECTORS

43.1 Subject to any provision to the contrary in these Bye-laws, the Shareholders entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director's removal.

43.2 If a Director is removed from the Board under this Bye-law the Shareholders may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

44. VACANCY IN THE OFFICE OF DIRECTOR

44.1 The office of Director shall be vacated if the Director:

(a) is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c) is or becomes of unsound mind, a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated or dies; or

(d) resigns his office by notice in writing to the Company.

44.2 The Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director and to appoint an Alternate Director to any Director so appointed.

45. **REMUNERATION OF DIRECTORS**

45.1 The remuneration (if any) of the Directors shall be determined by resolution of the Company in general meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from the meetings of the Board, any committee appointed by the Board, general meetings, or in connection with the business of the Company or their duties as Directors generally.

46. **DEFECT IN APPOINTMENT**

46.1 All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

47. **DIRECTORS TO MANAGE BUSINESS**

47.1 The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Companies Acts or by these Bye-laws, required to be exercised by the Company in general meeting.

48. **POWERS OF THE BOARD OF DIRECTORS**

48.1 The Board may:

(a) appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b) exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c) appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d) appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e) by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f) procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g) delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may consist partly or entirely of non-Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(h) delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i) present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j) in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(k) authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

49. REGISTER OF DIRECTORS AND OFFICERS

49.1 The Board shall cause to be kept in one or more books at the Registered Office a Register of Directors and Officers and shall enter therein the particulars required by the Companies Acts.

49.2 The Register of Directors and Officers shall be open to inspection without charge at the Registered Office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two (2) hours in each business day be allowed for inspection.

49.3 As required by the Companies Acts, details of the Directors shall be filed with the Registrar and the Registrar shall be notified of any change in the details of the Directors within thirty (30) days of any such change.

49.4 The register of Directors maintained by the Registrar shall be open to inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed.

50. APPOINTMENT OF OFFICERS

50.1 The Board may appoint such officers (who may or may not be Directors) as the Board may determine.

51. APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE

51.1 The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board from time to time at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board.

51.2 The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

51.3 A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

52. DUTIES OF OFFICERS

52.1 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53. REMUNERATION OF OFFICERS

53.1 The Officers shall receive such remuneration as the Board may determine.

54. DIRECTORS' INTERESTS

54.1 Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company and such Director or such Director's firm, partner or company shall be entitled to remuneration as if such Director were not a Director. Nothing herein contained shall authorise a Director or Director's firm, partner or company to act as Auditor to the Company.

54.2 A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Acts.

54.3 Following a declaration being made pursuant to this Bye-law, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum for such meeting.

55. INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS

55.1 The Directors, Secretary and other Officers (such term to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any subsidiary thereof, and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

55.2 The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Companies Acts in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

55.3 The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

56. BOARD MEETINGS

56.1 The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

57. NOTICE OF BOARD MEETINGS

57.1 A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

58. ELECTRONIC PARTICIPATION IN MEETINGS

58.1 Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

58.2 A meeting of the Directors to which this Bye-law applies shall be deemed to take place where the majority of those participating is assembled or, if there is no majority, at the place where the chairman of the meeting is present.

59. QUORUM AT BOARD MEETINGS

59.1 The quorum necessary for the transaction of business at a meeting of the Board may be fixed by the Board and, unless so fixed at any other number shall be two (2) Directors, save where there is only one (1) Director in which case the quorum should be one (1) Director.

60. BOARD TO CONTINUE IN THE EVENT OF VACANCY

60.1 The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

61. CHAIRMAN TO PRESIDE

61.1 Unless otherwise agreed by a majority of the Directors attending, the Chairman, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In their absence a chairman shall be appointed or elected by the Directors present at the meeting.

62. **WRITTEN RESOLUTIONS**

62.1 A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution.

63. **VALIDITY OF PRIOR ACTS OF THE BOARD**

63.1 No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS AND DOCUMENTS

64. **MINUTES**

64.1 The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of Officers;

(b) of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c) of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

65. **PLACE WHERE CORPORATE RECORDS KEPT**

65.1 Minutes prepared in accordance with the Companies Acts and these Bye-laws shall be kept by the Secretary at the Registered Office.

66. **FORM AND USE OF SEAL**

66.1 The Company may adopt a Seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

66.2 The Seal may, but need not, be affixed to any deed, instrument, share certificate or document, and if the Seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

66.3 A Resident Representative may, but need not, affix the Seal of the Company to certify the authenticity of any copies of documents.

67. **DESTRUCTION OF DOCUMENTS**

67.1 The Board may authorise or arrange the destruction of documents held by the Company as follows:

(a) at any time after the expiration of six (6) years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the Register of Shareholders;

(b) at any time after the expiration of one (1) year from the date of cancellation, all registered share certificates which have been cancelled;

(c) at any time after the expiration of two (2) years from the date of recording them, all dividend mandates and notifications of change of address; and

(d) at any time after the expiration of one (1) year from the date of actual payment, all paid dividend drafts and cheques.

67.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the Register of Shareholders purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(d) every other document mentioned in Bye-law 67.1(a) so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(e) every paid dividend warrant and cheque so destroyed was duly paid.

67.3 The provisions of Bye-law 67.1(a) shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

67.4 Nothing in this Bye-law shall be construed as imposing on the Company or the Board any liability in respect of the destruction of any document earlier than as stated in Bye-law 67.1(a) or in any other circumstances in which liability would not attach to the Company or the Board in the absence of this Bye-law.

67.5 References in this Bye-law to the destruction of any document include references to its disposal in any manner.

ACCOUNTS

68. BOOKS OF ACCOUNT

68.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company in accordance with the Companies Acts and in particular with respect to:

(a) all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b) all sales and purchases of goods by the Company; and

(c) all assets and liabilities of the Company.

68.2 Such records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors or the Resident Representative, provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period.

68.3 No Shareholder (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Acts or authorised by the Directors or by the Company in General Meeting.

69. **FINANCIAL YEAR END**

69.1 The financial year end of the Company may be determined by resolution of the Directors and failing such resolution shall be the Accounting Date in each year.

AUDITS

70. **ANNUAL AUDIT**

70.1 Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Companies Acts, the accounts of the Company shall be audited at least once in every year.

71. **APPOINTMENT OF AUDITOR**

71.1 Subject to the Companies Acts, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Shareholders shall be appointed by them as Auditor of the accounts of the Company.

71.2 The Auditor may be a Shareholder but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72. **REMUNERATION OF AUDITOR**

72.1 Save in the case of an Auditor appointed pursuant to Bye-law 77, the remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Shareholders may determine. In the case of an Auditor appointed pursuant to Bye-law 77, the remuneration of the Auditor may be fixed by the Board.

73. **DUTIES OF AUDITOR**

73.1 The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

73.2 The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Companies Acts. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

74. **ACCESS TO RECORDS**

74.1 The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

75. **FINANCIAL STATEMENTS**

75.1 Subject to any rights to waive laying of accounts pursuant to the Companies Acts, financial statements as required by the Companies Acts shall be laid before the Shareholders in general meeting or (as the case may be) made available to Shareholders in accordance with the Companies Acts. A resolution in writing made in accordance with these Bye-laws receiving, accepting, adopting, approving or otherwise acknowledging financial statements shall be deemed to be the laying of such statements before the Shareholders in general meeting.

76. **DISTRIBUTION OF AUDITOR'S REPORT**

76.1 The report of the Auditor shall be laid before the Shareholders in general meeting.

76.2 The Auditor shall be entitled to attend any general meeting at which any accounts which have been examined or reported on by him are to be laid before the Company and to make any statement or explanations he may desire with respect to the accounts, and notice of every such meeting shall be given to the Auditor in the manner prescribed for Shareholders.

77. **VACANCY IN THE OFFICE OF AUDITOR**

77.1 The Board may fill any casual vacancy in the office of the auditor.

SERVICE OF NOTICES AND OTHER DOCUMENTS

78. **HOW NOTICE IS SERVED**

78.1 Any Shareholder who has not left at or sent to the Registered Office, a place of address or an electronic mail address (for registration in the Register of Shareholders) at or to which all notices and documents of the Company may be served or sent is not entitled to receive any notice.

78.2 A notice may be given by the Company to a Shareholder:-

(a) by delivering it to such Shareholder in person; or

(b) by sending it by letter mail or courier to such Shareholder's address in the Register of Shareholders; or

(c) by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose; or

(d) in accordance with Bye-law 78.5.

78.3 Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two (2) or more persons, be given to whichever of such persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.

78.4 Any notice (save for one delivered in accordance with Bye-law 78.5 shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier, or transmitted by electronic means.

78.5 Where a Shareholder indicates his consent (in a form and manner satisfactory to the Board), to receive information or documents by accessing them on a website rather than by other means, or receipt in this manner is otherwise permitted by the Companies Acts, the Board may deliver such information or documents by notifying the Shareholder of their availability and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.

78.6 In the case of information or documents delivered in accordance with Bye-law 78.5 service shall be deemed to have occurred when (i) the Shareholder is notified in accordance with that Bye-law; and (ii) the information or document is published on the website.

VOLUNTARY WINDING-UP AND DISSOLUTION

79. **WINDING-UP**

79.1 If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Shareholders, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholder shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

80. **CHANGES TO BYE-LAWS**

80.1 No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Companies Acts and until the same has been approved by a resolution of the Board and by a resolution of the Shareholders.

81. **CHANGES TO THE MEMORANDUM OF ASSOCIATION**

81.1 No alteration or amendment to the Memorandum of Association may be made save in accordance with the Companies Acts and until same has been approved by a resolution of the Board and by a resolution of the Shareholders.

REDOMICILE

82. **DISCONTINUANCE**

82.1 The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Companies Acts.

BUSINESS COMBINATION

83. **MERGER OR AMALGAMATION**

83.1 Any resolution proposed for consideration at any general meeting to approve the merger or amalgamation of the Company with any other company, wherever incorporated, shall require the approval of a resolution of the Shareholders and the quorum for such meeting shall be that required in Bye-law 29 and a poll may be demanded in respect of such resolution in accordance with the provisions of Bye-law 32.

APPENDIX I

Notice of Liability to Forfeiture for Non-Payment of Call OF [insert name of company] (**Company**)

You have failed to pay the call of [amount of call] made on the [ ] day of [ ], 20[ ], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Shareholders of the Company, on the [ ] day of [ ], 20[ ], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest accrued thereon in the sum of $[ ] (calculated at the rate of [ ] per annum computed from the said [ ] day of [ ], 20[ ] to the date hereof at the Registered Office of the Company on or before the [ ] day of [ ] 20[ ] the share(s) will be liable to be forfeited.

Dated this [ ] day of [ ], 20[ ]

____

[Signature of Secretary]

By Order of the Board

APPENDIX II

SHARE TRANSFER FORM

FULL NAME AND ADDRESS OF TRANSFEROR:

FULL NAME AND ADDRESS OF TRANSFEREE:

FULL NAME OF COMPANY:

NUMBER AND FULL DESCRIPTION OF SHARES:

CONSIDERATION:

The Transferor hereby transfers to the Transferee the shares described above free of all liens, charges and encumbrances and together with all rights now or hereafter attaching thereto, but subject to the Memorandum of Association and Bye-laws of the Company.

Duly signed this day of , by or on behalf of:

The Transferor ______________________________

in the presence of:

Witness (Signature): ______________________________

Witness Name (Print): ______________________________

Witness Address (Print): ______________________________

APPENDIX III

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Shareholder of
[company] (**Company**)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Shareholder] to [number] share(s) standing in the Register of Shareholders of the Company in the name of the said [name of deceased/bankrupt Shareholder] instead of being registered myself/ourselves, elect to have [name of transferee] (the "Transferee") registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [ ] day of [ ], 20[ ]

Signed by:	In the presence of:
______________________________	______________________________
Transferor	Witness
______________________________	______________________________
Transferee	Witness

APPENDIX IV

Proxy of [company] (**Company**)

I/We, [insert names here], being a Shareholder of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Shareholders to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof. (Any restrictions on voting to be inserted here.)

Signed this [ ] day of [ ], 20[ ]

____

Shareholder(s)

Company number: 11949137

Dated 21 June 2019

COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

24 EXCHANGE UK LTD

Katten

Katten Muchin Rosenman UK LLP

Paternoster House
65 St Paul's Churchyard
London EC4M 8AB
Tel: 020 7776 7620
Fax: 020 7776 7621

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CONTENTS

No.	Item	Page
1.	Preliminary and interpretation	1
2.	Directors to take decisions collectively	1
3.	Unanimous decisions	1
4.	Change of name	2
5.	Interested director to vote and count for quorum	2
6.	Directors' power to authorise conflict situations	2
7.	Directors permitted to retain benefits	4
8.	Records of decisions to be kept	5
9.	Appointment of directors	5
10.	Appointment of alternate directors	5
11.	Rights and responsibilities of alternate directors	5
12.	Termination of appointment of alternate director	6
13.	Acts of directors	7
14.	Gratuities and pensions	7
15.	Share capital	7
16.	Lien on shares	7
17.	Enforcement of the company's lien	7
18.	Transfer of shares	8
19.	Shares subject to security interests	9
20.	Transmission of shares	10
21.	Calculation of dividends	10
22.	Capitalisation of profits	10
23.	Notice of general meetings	10
24.	Adjournment of general meetings	10
25.	Poll votes	11
26.	Procedure on a poll	11
27.	Failure of proxy to vote in accordance with instructions	11
28.	No voting of shares on which money is owed to the company	12
29.	Notices	12
30.	Indemnity	12
31.	Miscellaneous provisions	13

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1. PRELIMINARY AND INTERPRETATION

1.1 **In these articles:**

"**CA 2006**" means Companies Act 2006;

"**Model Articles**" means the model articles for private companies limited by shares prescribed by Schedule 1 to the Companies (Model Articles) Regulations 2008 (SI 2008/3229) (including any amendments thereto) as in force on the date on which these articles become part of the constitution of the Company;

the term "**Company Communication Provisions**" means the company communication provisions in the CA 2006 (being the provisions at sections 1144 to 1148 and Schedules 4 and 5);

references to an "**article**" are to a provision of these articles;

references to an "**eligible director**" are to a director who would have been entitled to vote on any matter at a meeting of directors (but excluding any director whose vote is not to be counted in respect of the particular matter);

references to a "**regulation**" are to an article in the Model Articles; and

references to any particular provision of the CA 2006 include any statutory modification or re-enactment of that provision for the time being in force.

1.2 Save as otherwise specifically provided in these articles, words and phrases used in these articles have the meanings ascribed to them in or by virtue of the Model Articles.

1.3 The Model Articles apply to the Company, except where they are excluded or modified by these articles or are otherwise inconsistent with these articles and, together with these articles, constitute all the articles of the Company.

1.4 Regulations 8, 14(1) to 14(5) (inclusive), 15, 19(3)(b), 21, 26(1), 26(5), 36(4), 41(1), 44(2) to 44(4) (inclusive), 52 and 53 do not apply to the Company.

2. DIRECTORS TO TAKE DECISIONS COLLECTIVELY

Without prejudice to the provisions of regulation 7(2), a sole director may take decisions by way of written resolution.

3. UNANIMOUS DECISIONS

3.1 A decision of the directors is taken in accordance with this article 3 when all eligible directors indicate by any means that they share a common view on a matter.

3.2 Such a decision may take the form of a resolution in writing, where each eligible director has signed one or more copies of it, or to which each eligible director has otherwise indicated agreement in writing. A proposed directors' written resolution is adopted when all the directors who would have been entitled to vote on the resolution at a directors' meeting have signed one or more copies of it.

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3.3 A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum had the matter been proposed as a resolution at a directors' meeting.

3.4 Article 3.1 is without prejudice to regulation 7 save that the reference in that regulation to "a decision taken in accordance with article 8" shall have effect replaced by "a decision taken in accordance with articles 3.1 to 3.3 of these articles".

4. CHANGE OF NAME

The Company may change its name by decision of the directors.

5. INTERESTED DIRECTOR TO VOTE AND COUNT FOR QUORUM

Provided that a director has disclosed any interest he may have in accordance with the CA 2006, a director may vote at a meeting of directors or of a committee of directors on a resolution or participate in any unanimous decision concerning any matter in which he is interested, and (whether or not he votes or participates) he may be counted in the quorum when that resolution or matter is considered.

6. DIRECTORS' POWER TO AUTHORISE CONFLICT SITUATIONS

6.1 For the purposes of section 175 of the CA 2006, the directors shall have the power to authorise, on such terms (including as regards duration and revocation) and subject to such limits or conditions (if any) as they may determine ("**Conflict Authorisation**"), any matter proposed to them in accordance with these articles which would, or might, if not so authorised, constitute or give rise to a situation in which a director ("**Relevant Director**") has, or could have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the Company ("**Conflict Situation**").

Any Conflict Authorisation shall extend to any actual or possible conflict of interest which may reasonably be expected to arise out of the Conflict Situation so authorised.

6.2 **Where directors give a Conflict Authorisation:**

6.2.1 the terms of such Conflict Authorisation shall be recorded in writing (but the authorisation shall be effective whether or not the terms are so recorded);

6.2.2 the directors may revoke or vary such Conflict Authorisation at any time but this will not affect anything done by the Relevant Director prior to such revocation or variation in accordance with the terms of such authorisation; and

6.2.3 the Relevant Director shall be obliged to act in accordance with any terms, limits or conditions to which such Conflict Authorisation is made subject.

6.3 Any terms to which a Conflict Authorisation is made subject ("**Conflict Authorisation Terms**") may include (without limitation to article 6.1) provision that:

6.3.1 where the Relevant Director obtains (other than in his capacity as a director of the Company or as its employee or agent or, if the directors so

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decide, in any other capacity that would otherwise oblige him to disclose it to the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it directly or indirectly for the benefit of the Company or in performing his duties as a director of the Company in circumstances where to do so would amount to a breach of a duty of confidence owed to that third party; and/or

6.3.2 the Relevant Director may (but shall be under no obligation to) absent himself from the discussion of, and/or the making of decisions relating to, the relevant matter (whether at any meeting of the directors or otherwise) and be excused from reviewing documents and information prepared by or for the directors to the extent that they relate to that matter; and/or

6.3.3 the Relevant Director may be excluded from the receipt of or access to documents and information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the relevant matter,

and the Company will not treat anything done (or omitted to be done) by the Relevant Director in accordance with any such provision (or otherwise in accordance with any Conflict Authorisation Terms given under article 6.1) as a breach by him of his duties under sections 172 to 174 (inclusive) of the CA 2006.

6.4 Subject to article 6.5 but without prejudice to article 6.1 to article 6.3, authorisation is given by the shareholders for the time being on the terms of these articles to each director in respect of any Conflict Situation that exists as at the date of adoption of these articles or that subsequently arises because (in either case) the director is or becomes a shareholder, investor or other participant in, lender to, guarantor, director, officer, manager or employee of, or otherwise in any other way interested or concerned in, any member of the Relevant Group ("**Group Conflict Authorisation**"). The Conflict Authorisation Terms applicable to the Group Conflict Authorisation ("**Group Conflict Authorisation Terms**") are automatically set by this article 6.4 so that the director concerned:

6.4.1 is not obliged to disclose to the Company information that is confidential to a third party obtained by him (other than in his capacity as a director of the Company or as its employee or agent or, if the directors so decide, in any other capacity that would otherwise oblige him to disclose it to the Company) in any situation to which the Group Conflict Authorisation applies, nor to use any such information directly or indirectly for the benefit of the Company or in performing his duties as a director of the Company, in circumstances where to do so would amount to a breach of a duty of confidence owed to that third party; and

6.4.2 may (but shall be under no obligation to):

(a) absent himself from the discussions of, and/or the making of decisions relating to the Conflict Situation concerned;

(b) make arrangements not to receive documents and information relating to the Conflict Situation concerned,

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and the Company will not treat anything done (or omitted to be done) by the director concerned in accordance with the Group Conflict Authorisation Terms as a breach by him of his duties under sections 172 to 174 (inclusive) of the CA 2006.

6.5 A Group Conflict Authorisation given or deemed given under article 6.4 may be revoked, varied or reduced in its scope or effect by special resolution.

6.6 For the purposes of any meeting (or part of a meeting) held or decision taken pursuant to this article 6 to authorise a Conflict Situation, if there is only one eligible director in office other than the Relevant Director, the quorum for such meeting (or part of meeting) shall be one eligible director. Regulation 11(2) shall be modified accordingly.

6.7 **In this article 6 Relevant Group comprises:**

6.7.1 the Company;

6.7.2 each (if any) body corporate which is for the time being a wholly owned subsidiary of the Company;

6.7.3 each (if any) body corporate of which the Company is for the time being a wholly owned subsidiary (Parent); and

6.7.4 each (if any) body corporate (not falling within any preceding paragraph of this definition) which is for the time being a wholly owned subsidiary of the Parent.

7. DIRECTORS PERMITTED TO RETAIN BENEFITS

7.1 A director is not required, by reason of being a director, to account to the Company for any profit, remuneration or other benefit which he derives from or in connection with:

7.1.1 a Conflict Situation which has been authorised by the directors pursuant to article 6, or by the shareholders (subject to any terms, limits or conditions attaching to such authorisation);

7.1.2 being interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested;

7.1.3 holding any other office or place of profit under the Company, except that of auditor, in conjunction with the office of director and acting by himself or through his firm in a professional capacity for the Company (and being entitled to remuneration as the directors may arrange, either in addition to or in lieu of any remuneration provided for by any other article); and

7.1.4 being a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment.

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7.2 The Company will not treat the receipt by the director of any profit, remuneration or other benefit referred to in article 7.1 as a breach of duty under section 176 of the CA 2006. No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest, profit, remuneration or other benefit.

8. RECORDS OF DECISIONS TO BE KEPT

8.1 The directors must ensure that the Company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors or decision taken by a sole director.

8.2 Where decisions of the directors are taken by electronic means, such decisions shall be recorded by the directors in permanent form so that they can be read with the naked eye.

9. APPOINTMENT OF DIRECTORS

9.1 A holder or holders of over half in nominal value of the issued ordinary share capital for the time being in the Company shall have power from time to time and at any time to appoint any person as a director or directors either as an additional director or to fill any vacancy and to remove from office any director howsoever appointed and notwithstanding any agreement between the Company and the director.

9.2 Any such appointment or removal shall be effected by an instrument in writing signed by the holder or holders making the same. In the case of a holder being a body corporate, such instrument may be executed by any person duly authorised on its behalf including by any director or other officer of such holder.

9.3 An instrument for the purposes of this article 9 shall take effect upon lodgement at the registered office of the Company or at such later date after its lodgement as may be specified in the instrument and (in the case of the appointment of a person not already a director or an alternate) shall be accompanied by his consent to act as a director in the form prescribed by the CA 2006.

10. APPOINTMENT OF ALTERNATE DIRECTORS

10.1 A director (other than an alternate director) may by notice in writing delivered to the Company, or in any other manner approved by the directors, appoint any person willing to act to be his alternate.

10.2 The appointment of an alternate director who is not already a director or alternate director shall:

10.2.1 require the approval of the directors; and

10.2.2 not be effective until his consent to act as a director in the form prescribed by the CA 2006 has been received by the Company.

11. RIGHTS AND RESPONSIBILITIES OF ALTERNATE DIRECTORS

11.1 An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) have the same rights in

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relation to any decision of the directors as his appointor and in particular shall (without limitation) be entitled to receive notice of all meetings of the directors and all committees of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate director).

11.2 An alternate director shall have the same capacity as any other director to execute a document in the name of the Company or to attest the affixing of its seal.

11.3 A person who is an alternate director but not a director:

11.3.1 may be counted as participating for the purposes of determining whether a quorum is participating (but only if that person's appointor is not participating); and

11.3.2 may participate in a unanimous decision of the directors (but only if that person's appointor is not participating).

11.4 A director acting as alternate director shall have a separate vote for each director for whom he acts as alternate in addition to his own, but he shall count as only one for the purpose of determining whether a quorum is present. A person (not himself a director) who acts as alternate director for more than one director shall have a separate vote for each director for whom he acts as alternate, but he shall count as only one for the purpose of determining whether a quorum is present.

11.5 An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice to the Company direct. Subject to this article 11, the Company shall pay to an alternate director such expenses as might properly have been paid to him if he had been a director.

11.6 Every person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the director appointing him.

12. TERMINATION OF APPOINTMENT OF ALTERNATE DIRECTOR

An alternate director shall cease to be an alternate director:

12.1.1 if his appointor revokes his appointment by notice in writing delivered to the Company, or in any other manner approved by the directors; or

12.1.2 if his appointor ceases for any reason to be a director; or

12.1.3 if any event happens in relation to him which causes his office as director to be vacated or (if not himself a director) would do so if he were himself a director.

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13. ACTS OF DIRECTORS

Subject to the provisions of CA 2006, all acts done by a meeting of directors or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

14. GRATUITIES AND PENSIONS

The directors may, on behalf of the Company, exercise all the powers of the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or in any other manner (whether similar to the foregoing or not), for any director or former director or any relation, connection or dependant of any director or former director who holds or has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or with a predecessor in business of the Company or of any such subsidiary and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the Company or the members for any benefit permitted by this article 14 and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

15. SHARE CAPITAL

By virtue of section 567(1) of the CA 2006, the provisions of sections 561 and 562 of the CA 2006 shall not apply to an allotment of equity securities (as defined in section 560(1) of the CA 2006) made by the Company.

16. LIEN ON SHARES

The Company shall have a first and paramount lien ("**Company's lien**") over every share (whether fully paid or not), standing registered in the name of any holder, whether he is their sole holder or is one of two or more joint holders, for all money presently payable by him or his estate to the Company. The directors may resolve that any share be exempt wholly or in part from this article 16.

17. ENFORCEMENT OF THE COMPANY'S LIEN

17.1 For the purpose of enforcing the Company's lien on any shares, the directors may sell them in such manner as they decide if an amount owing to the Company is presently payable and is not paid within 14 days following the giving of a notice to the holder (or any transmittee) demanding payment of the amount due within such 14 day period and stating that if the notice is not complied with the shares may be sold.

17.2 **Where shares are sold under this article 17:**

17.2.1 the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser (and

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any instrument so executed shall be effective as if it had been executed by the holder of, or the transmittee to, the shares to which it relates); and

17.2.2 the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

17.3 The net proceeds of any sale of shares subject to the Company's lien under these articles (after payment of the costs and expenses of sale) shall be applied in or towards satisfaction of the amount then due to the Company. Any balance shall be paid to the original holder of, or the person entitled (but for such sale) by transmission to, the shares on surrender to the Company for cancellation of the certificate for such shares and subject to the Company having a lien on such balance on the same basis as applied to such shares for any amount not presently payable as existed on such shares before the sale.

17.4 A statutory declaration by a director or the company secretary that a share has been sold to satisfy the Company's lien on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the share.

17.5 If a share is subject to the Company's lien and the directors are entitled to issue a notice in respect of it, they may, instead of issuing a notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company to the extent that they are entitled to require payment under a lien enforcement notice. Money so deducted must be used to pay any of the sums payable to the Company.

17.6 Where a deduction is made under article 17.5, the Company must notify the distribution recipient in writing of the fact and amount of any such deduction, any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and how the money deducted has been applied.

18. TRANSFER OF SHARES

18.1 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of:

18.1.1 the transferor; and

18.1.2 (if any of the shares is not fully paid) the transferee.

18.2 Subject to article 18.3, the directors may, in their absolute discretion, refuse to register any transfer of a share, whether it is fully paid or not.

18.3 Notwithstanding anything contained in these articles, the directors shall not decline to register any transfer of shares where such transfer is executed by any person to whom such shares have been charged by way of security, or by any nominee of any such person, pursuant to a power of sale under such security (whether or not such transfer is to the person to whom such person has been charged by way of security or to any

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nominee of any such person), and a certificate by any such person or any employee of any such person that the shares were so charged and the transfer was so executed shall be conclusive evidence of such facts.

19. SHARES SUBJECT TO SECURITY INTERESTS

Notwithstanding anything contained in these articles, whether expressly or impliedly contradictory to the provisions of this Article 19 (to the effect that any provision contained in this Article 19 shall override any other provision of these articles):

19.1.1 any pre-emption rights conferred on existing members by these articles or otherwise shall not apply to; and

19.1.2 the directors shall not decline to register, nor may they suspend registration of, any transfer of shares where such transfer:

(a) is to any bank, institution or other person which has been granted a security interest in respect of such shares, or to any nominee of such a bank, institution or other person (or a person acting as agent or security trustee for such person) ("**Secured Institution**") (and a certificate by any such person or an employee of any such person that a security interest over the shares was so granted and the transfer was so executed shall be conclusive evidence of such facts);

(b) is delivered to the Company for registration by a Secured Institution or its nominee in order to perfect its security over the shares; or

(c) is executed by a Secured Institution or its nominee pursuant to a power of sale or other power existing under such security,

and the directors shall forthwith register any such transfer of shares upon receipt and furthermore notwithstanding anything to the contrary contained in these articles no transferor of any shares in the Company or proposed transferor of such shares to a Secured Institution or its nominee and no Secured Institution or its nominee shall (in either such case) be required to offer the shares which are or are to be the subject of any transfer as aforesaid to the shareholders for the time being of the Company or any of them and no such shareholder shall have any right under the articles or otherwise howsoever to require such shares to be transferred to them whether for any valuable consideration or otherwise;

19.1.3 the directors shall not issue any share certificates (whether by way of replacement or otherwise) without the prior written consent of (or on behalf of) all (if any) Secured Institutions; and

19.1.4 the lien set out in article 16 shall not apply to shares held by a Secured Institution.

Any variation of this Article 19 shall be deemed to be a variation of the rights of each class of share in the capital of the Company.

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20. TRANSMISSION OF SHARES

20.1 The directors may at any time give notice requiring any transmittee to elect either to be registered himself in respect of the share or to transfer the share and, if the notice is not complied with within 60 days, the directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice shall have been complied with.

20.2 Nothing in these articles releases the estate of a deceased holder from any liability in respect of a share solely or jointly held by that holder.

21. CALCULATION OF DIVIDENDS

21.1 Except as otherwise provided by the articles or the rights attached to shares, all dividends must be:

21.1.1 declared and paid according to the nominal amounts paid up on the shares on which the dividend is paid; and

21.1.2 apportioned and paid proportionately to the nominal amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

21.2 If any share is issued on terms providing that it ranks for dividend as from a particular date (whether before, on or after allotment), that share ranks for dividend accordingly.

21.3 For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

22. CAPITALISATION OF PROFITS

Without prejudice to regulation 36, a capitalised sum which was appropriated from profits available for distribution may be applied:

22.1 in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

22.2 in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

23. NOTICE OF GENERAL MEETINGS

Notice of any general meeting need not be given to any director in that capacity.

24. ADJOURNMENT OF GENERAL MEETINGS

24.1 If within 10 minutes from the time appointed for a general meeting a quorum is not present or, if during a meeting a quorum ceases to be present, the meeting, if convened upon the request of the shareholders in accordance with the CA 2006, shall be dissolved; in any other case, it shall stand adjourned.

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24.2 If a quorum is not present at any such adjourned meeting within 10 minutes from the time appointed for that meeting, the meeting shall be dissolved.

25. POLL VOTES

25.1 A poll may be demanded at any general meeting by:

25.1.1 the chairman; or

25.1.2 any qualifying person (as such term is defined in section 318 of the CA 2006) present and entitled to vote at the meeting.

25.2 A demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

26. PROCEDURE ON A POLL

26.1 Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs. The chairman of the meeting may appoint scrutineers (who need not be holders) and decide how and when the result of the poll is to be declared.

26.2 The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

26.3 A poll on the election of the chairman of the meeting or a question of adjournment must be taken immediately. All other polls must be taken within 30 days of their being demanded.

26.4 A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded.

26.5 No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least 7 days' notice must be given specifying the time and place at which the poll is to be taken.

27. FAILURE OF PROXY TO VOTE IN ACCORDANCE WITH INSTRUCTIONS

The omission or failure by any proxy to vote in accordance with any instructions given to him by his appointor shall not invalidate any vote cast by him or any resolution passed at the general meeting concerned.

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28. **NO VOTING OF SHARES ON WHICH MONEY IS OWED TO THE COMPANY**

No voting rights attached to a share may be exercising at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts due and payable to the Company in respect of that share have been paid.

29. **NOTICES**

29.1 Any notice, document or information (including a share certificate) which is sent or supplied by the Company:

29.1.1 in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not used, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted;

29.1.2 by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed; and

29.1.3 by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

29.2 Any accidental failure on the part of the Company to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding. This article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

29.3 For the purposes of calculating the time when any notice, document or information sent or supplied by the Company is deemed to have been received by the intended recipient for the purposes of these articles (regardless of whether the period is expressed in hours or days) full account shall be taken of any day, and any part of a day, that is not a working day. This article shall have effect in place of the Company Communications Provisions regarding the calculation of the time when any such notice, document or information is deemed to have been received by the intended recipient.

30. **INDEMNITY**

30.1 **Subject to the CA 2006, the Company:**

30.1.1 shall, without prejudice to any other indemnity to which the person concerned may otherwise be entitled, indemnify every relevant officer out

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of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him:

(a) in relation to the actual or purported execution and discharge of the duties of such office; and

(b) in relation to the Company's (or associated company's) activities in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the CA 2006);

30.1.2 may provide any relevant officer with funds to meet his defence expenditure in respect of any civil or criminal proceedings or regulatory investigation or other regulatory action or in connection with any application for any category of relief permitted by the CA 2006 and may do anything to enable him to avoid incurring any such expenditure;

30.1.3 may decide to purchase and maintain insurance, at the expense of the Company for the benefit of any relevant officer in respect of any relevant loss.

30.2 **In this article 30:**

30.2.1 companies are **associated** if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

30.2.2 a relevant officer means any director, secretary, auditor or other officer of the Company or an associated company (including any company which is a trustee of an occupational pension scheme (as defined in section 235(6) of the CA 2006); and

30.2.3 a relevant loss means any loss or liability which has been or may be incurred by a relevant officer in connection with that officer's duties or powers in relation to the Company, any associated company or any pension fund or employees' share scheme of the Company or associated company.

31. MISCELLANEOUS PROVISIONS

31.1 The words "make any rule" in regulation 16 shall be deleted and substituted with the words "make, vary, relax or repeal any rule".

31.2 In regulation 18(f), the words "as a director" shall be included after the words "the director is resigning".

31.3 Regulation 19(3) shall by amended by the deletion of the word "and" at the end of regulation 19(3)(a).

31.4 Regulation 20 shall be amended by the insertion of the words "(including alternate directors) and the secretary" before the words "properly incur".

31.5 In regulation 24(2)(c), the words "that the shares are fully paid" shall be substituted with the words "the amounts paid up on them".

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31.6 In regulation 25(2)(c), the words "payment of a reasonable fee as the directors decide" shall be substituted with the words "payment of reasonable expenses".

31.7 Regulation 29 shall be amended by the insertion of the words ", or the name of any person nominated under regulation 27(2)," after the words "the transmittee's name".

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FILE COPY

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **11949137**

The Registrar of Companies for England and Wales, hereby certifies that

24 EXCHANGE UK LTD

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales

Given at Companies House, Cardiff, on **16th April 2019**

* N11949137M *

Companies House

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Certificate No: 2

No. and class of shares: 1 ordinary share

Share Certificate

24 EXCHANGE UK LTD

(Registered in England & Wales with number 11949137)

This is to certify that **24 Exchange Bermuda Ltd.** of **5th Floor, Andrews Place, 51 George St., Hamilton, Bermuda** is the registered holder of **1** ordinary share of £1.00 fully paid in the above-named Company, subject to the articles of association of the Company.

Dated: 21 June 2019

Executed by the Company acting by two directors or by a director and its secretary or by any director in the presence of a witness who attests such signature.

....

Director

N. Woodall

Director/Secretary/Witness

Address of Witness:
5 Watersmeet Road
Lynmouth, Devon, EX35 6EP

DocuSign Envelope ID: A7CF30F1-338A-4193-BB7B-26422A62D4CE

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:52 PM 09/28/2021
FILED 08:52 PM 09/28/2021
SR 20213370126 - File Number 6267826

CERTIFICATE OF FORMATION

OF

24X US HOLDINGS LLC

FIRST: The name of the limited liability company is 24X US Holdings LLC (the "Company").

SECOND: The address of the Company's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the Company's registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Certificate of Formation is effective upon filing.

FIFTH: The Company shall have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of 24X US Holdings LLC this 28th day of September, 2021.

DocuSigned by:

By: ______________________
607774EAF1D04C6...

________, Authorized Person
Dmitri Galinov

**FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
<u>24X US HOLDINGS LLC</u>**

This **FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **24X US HOLDINGS LLC** (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of February 4, 2026 (the "**Effective Date**"), is entered into by 24X Bermuda Holdings LLC, a limited liability company formed under the laws of Bermuda ("**24X Bermuda Holdings**"), as a Member and the Manager, and each of the parties listed on the signature pages hereto, each a Member.

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary on September 28, 2021, and had been operating pursuant to that certain Limited Liability Company Agreement of the Company, effective as of February 1, 2022 (the "**Original Agreement**").

B. 24X Bermuda Holdings determined to amend and restate the Original Agreement pursuant to that Amended and Restated Limited Liability Company Agreement of the Company dated October 21, 2022 and subsequently pursuant to the Second Amended and Restated Limited Liability Company Agreement dated December 9, 2024 and the Third Amended and Restated Limited Liability Company Agreement dated September 19, 2025 (the "**Existing Agreement**").

C. On September 18, 2025, pursuant to the certain Subscription Agreement dated September 18, 2025 between the Company and Rakuten Securities Holdings, Inc., ("**Rakuten**"), Rakuten converted that certain Convertible Promissory Note dated as of May 27, 2025 with the Company (the "**Note**") into 893,087 Voting Common Units of the Company in full satisfaction and discharge of the Company's obligations under the Note, such Note automatically and irrevocably was terminated and of no further force and effect and Rakuten became a Member of the Company.

D. As a result of the Conversion, 24X Bermuda Holdings and Rakuten desire to amend and restate the Existing Agreement to reflect the admission of Rakuten as a Member, all as more particularly set forth herein.

AGREEMENT

For good and valuable consideration, the Members, intending legally to be bound, agree as follows:

**Section I
<u>Defined Terms</u>**

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the meanings ascribed to them in <u>Exhibit B</u> of this Agreement.

Section II
Formation and Name; Office; Purpose; Term

The Company was formed upon the execution and filing of the Certificate with the Secretary on September 28, 2021. The name of the Company shall be "24X US Holdings LLC". The Company may do business under that name and under any other name or names upon which the Manager may determine. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Manager. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate. The principal office and place of business of the Company shall be located at such location as may be determined by the Manager. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate. The name, present mailing address and Percentage Interest of each Member are set forth on **Exhibit A**. This Agreement is the limited liability company agreement of the Company within the meaning of the Act.

Section III
Units; Ownership

(a) Units. The Company is authorized to issue 11,000,000 Common Units as follows: (1) 9,900,000 Voting Common Units, and (2) 1,100,000 Non-Voting Common Units. The Non-Voting Common Units may be issued or reserved for issuance pursuant to the Warrant Performance Incentive Program (as defined below). Authorization of any additional Units or any newly created class or series of Units may only be effected by an amendment of this Agreement pursuant to paragraphs (a) and (b) of Section XI and approval by the Manager.

(b) Admission of New Members. Subject to Section III(c) and Section VII(b), the Manager shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time the Manager deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and operations, the Manager shall have the right to (i) raise additional equity capital for infusion into the Company from Members or other Persons on terms that may be senior to, junior to, or on parity with, the terms of the Units held by then existing Members, and (ii) subject to Section III(c) and Section VII(b), to admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as the Manager, in its reasonable discretion, deems to be in the best interest of the Company. Subject to Section III(c) and Section VII(b), the Manager shall amend **Exhibit A** from time to time to reflect changes in the identity of the Members and changes in information set forth on **Exhibit A**.

(c) Limitations on Ownership.

(i) For so long as the Company Controls, directly or indirectly, 24X National Exchange LLC, a Delaware limited liability company ("**24X National Exchange**"), except as provided in Section III(c)(ii)(A) and (c)(ii)(B):

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units;

(B) No member of 24X National Exchange, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, more than twenty percent (20%) of the issued and outstanding Units; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing more than twenty percent (20%) of the voting power of the then issued and outstanding Units, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units which would represent more than twenty percent (20%) of such voting power.

No Member shall be deemed to be in breach of Section III(c)(i) if such Member is in violation of the limitations set forth above as a result of an action by any other Person (other than such Member or such Member's Affiliates) (including, for the avoidance of doubt, any transfer or surrender of Units by another Member or a redemption of Units by the Company).

(ii) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, subject to Section III(c)(iii) and (c)(iv):

(A) The limitations in Section III(c)(i)(A) and Section III(c)(i)(C) above shall not apply in the case of (x) 24X Bermuda Holdings or (y) any class of Units that does not have the right by its terms to nominate any directors or on other matters that may require the approval of the holders of voting Units of the Company, if any (other than matters affecting the rights, preferences or privileges of said class of Units); and

(B) The limitations in Section III(c)(i)(A) and Section III(c)(i)(C) above (except with respect to members of 24X National Exchange and their Related Persons) may be waived by the Manager pursuant to a resolution duly adopted by the Manager, if, in connection with the taking of such action, the Manager adopts a resolution stating that it is the determination of the Manager that such action shall not impair the ability of 24X National Exchange to carry out its functions and responsibilities as an "exchange" under the Exchange Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the

Company, its Members and 24X National Exchange, and that it shall not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the SEC. In making the determinations referred to in the immediately preceding sentence, the Manager may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder, and the governance of 24X National Exchange.

(iii) Notwithstanding any provision of Section III(c)(ii) above, in any case where a Person, either alone or with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Units, such sale, assignment or transfer shall not become effective until the Manager shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(iv) Notwithstanding any provision of Section III(c)(ii) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, more than forty percent (40%) of the issued and outstanding Units, or to exercise voting rights, or grant any proxies or consents with respect to Units constituting more than twenty percent (20%) of the voting power of the issued and outstanding Units, shall have delivered to the Manager a notice in writing, not less than forty-five (45) days (or any shorter period to which the Manager shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of said voting rights or the granting of such proxies or consents, of its intention to do so.

(d) Notices. For so long as the Company shall Control, directly or indirectly, 24X National Exchange:

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially five percent (5%) or more of the then issued and outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more, give the Manager written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Persons') approximate ownership interest of the Company; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise, provided that no Member shall be required to provide notice to the Company pursuant to this Section III(d)(i) in connection with the execution of this Agreement.

(ii) Each Person required to provide written notice pursuant to Section III(d)(i) shall update such notice promptly after any change in the contents of that notice;

provided that no updated notice pursuant to this Section III(d)(ii) shall be required to be provided to the Manager (A) in the event of an increase or decrease in the ownership interest so reported of less than one percent (1%) (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the then issued and outstanding Units (at a time when such Person previously owned more than such percentages); or (B) in the event the Company issues additional Units or takes any other action that dilutes the ownership of such Person, or acquires or redeems Units or takes any other action that increases the ownership of such Person, in each case without any change in the number of Units held by such Person.

(iii) The Manager shall have the right to require any Person reasonably believed to be subject to and in violation of this Section III(d) to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Section III(d) as may reasonably be requested of such Person.

(e) Restrictions.

(i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement, including without limitation, voting, payment of dividends and distributions with respect to such Units whether upon liquidation or otherwise.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to Sections III(e)(i) and III(e)(ii), for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of Section III, then the Company shall have the right to, and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of Section III for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of Section III, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of

(a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holders of the redeemable Units at the address of such holders appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding Units after the date on which written notice of redemption has been given to the holders of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holders of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall become treasury shares, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this Section III(e)(iii)) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of Section III, the Company shall have the right to and shall promptly after confirming such violation and determining to exercise its right and to the extent funds are legally available, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of this Section III(e)(iii).

(f) Pre-emptive Rights

(i) If the Company proposes to issue any of its Voting Common Units, Non-Voting Common Units, or any newly created class or series of Units, or any securities convertible into Units (collectively, "**Newly Issued Securities**"), the Company shall provide written notice to all Members prior to issuing such Newly Issued Securities to any third party. Such notice shall specify the type, quantity, proposed issue price, and other material terms and conditions of the Newly Issued Securities.

(ii) Each Voting Member (each, an "**Existing Member**") shall have the right (the "**Pre-emptive Right**") to subscribe for and acquire such number of Newly Issued Securities as may be necessary to maintain its then-current Percentage Interest (calculated based on the Percentage Interest as set forth in Exhibit A of this Agreement) on the same terms and conditions (excluding any specific additional rights, privileges, or benefits offered to third parties, such as board seats or information rights, which should be negotiated separately) as those proposed to be offered to third parties, within 20 business days (the "**Exercise Period**") following the Company's notice of its proposal to issue such Newly Issued Securities to a third party. An Existing Member may exercise its Pre-emptive Right by delivering written notice to the Company within the Exercise Period.

(iii) If any Existing Member does not exercise all or part of its Pre-emptive Right within the Exercise Period, the Company may issue the unexercised Newly Issued Securities to a third party on terms no less favorable than those offered to such Existing Member. However, the Company must complete the issuance of such Newly Issued Securities within 90 days after the expiration of the Exercise Period (or such longer period as required to obtain any regulatory approvals). If the issuance is not completed within this period, the Company shall follow the procedures set forth in this Section again before issuing such Newly Issued Securities to any third party.

Section IV
Capital

It is acknowledged that each Member has made all Capital Contributions to the capital of the Company required to be made by such Member as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Manager shall approve, acting in his sole discretion. No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligations of the Company.

Section V
Distributions; Allocations

(a) Except as provided in Sections 5(b) and 5(c), Cash Flow for each taxable year of the Company shall be distributed to the Members, at such time as determined by the Manager, in proportion to the Percentage Interest of each Member.

(b) The Company shall, subject to available Cash Flow, distribute amounts to or on behalf of each Member equal to the Required Tax Distribution amount for such Member, pro rata based on the respective Required Tax Distribution amounts of the Members; provided, however, that no Required Tax Distributions shall be made in the year in which the Company is liquidated. Required Tax Distributions shall be treated as advances of distributions pursuant to this Agreement and shall be applied against and reduce any future amounts distributable to or payable to the Member (or such Member's successor in interest).

(c) If the Company is dissolved, the assets of the Company shall be distributed as provided in Section VIII.

(d) Except as required by Section 704 of the Code, Net Profits and Net Losses (and items thereof) and taxable income or taxable loss (and items thereof) of the Company shall be allocated to the Members in accordance with Exhibit D.

Section VI
Management: Rights, Powers and Duties

(a) The Company shall be managed and all decisions regarding the Company shall be made exclusively by a manager (the "**Manager**") appointed in accordance with this Section VI and, if and to the extent authorized by the Manager, Officers. The Manager may, but need not, be a Member. The initial Manager shall be 24X Bermuda Holdings. The Manager may be removed from such position, and a successor Manager shall be appointed, by 24X Bermuda Holdings.

(b) Any Officer authorized and appointed to act by the Manager shall have full power and authority to act for and bind the Company for the purposes so authorized or appointed and third parties may rely upon such authorization or appointment. Each Officer shall hold office until his or her successor is appointed or until his or her earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer appointed pursuant to this Section VI shall have been fixed by the Manager, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been appointed to succeed him or her. Any Officer may resign by written notice to the Company and may be removed with or without cause by the Manager whenever in its judgment the best interests of the Company will be served thereby.

(c) No Member shall have the right to participate in the management of the Company, except as is required by Applicable Law or except to the extent such Member is also the Manager. The Manager shall devote such time to the Company's business as the Manager shall, in its sole discretion, deem to be necessary to manage and supervise the Company's business and affairs.

(d) Each Member acknowledges and agrees that (i) neither the Members nor the Manager shall have any duties (including, but not limited to, any fiduciary duties) to the Company or the Members other than those duties expressly described herein and the implied contractual covenant of good faith and fair dealing and (ii) so long as the Members and the Manager act in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement, none of the Members or the Manager shall be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member otherwise applicable at law or in equity. Subject to the foregoing but notwithstanding any other provision of this Agreement to the contrary or other applicable provision of law or equity, whenever in this Agreement the Member or the Manager is permitted or required to make a decision or take an action (a) in his or their "sole discretion" or "discretion" or under a similar grant of authority or latitude, in making such decisions or taking such actions, the Members and the Manager shall be entitled to take into account his or their own interests as well as the interests of the Members as a whole or (b) in "good faith" or under another expressed standard, the Members and the Manager shall act under such express standard and shall not be subject to any other or different standard.

(e) For so long as the Company Controls 24X National Exchange:

(i) The Company shall ensure that the Manager, the Officers, the employees and the agents of the Company give due regard to the preservation of the independence of the self-regulatory function of 24X National Exchange, and to the obligations of 24X National Exchange to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the board of 24X National Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of 24X National Exchange to carry out its responsibilities under the Exchange Act.

(ii) The Company shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and 24X National Exchange, FINRA and any other self-regulatory organization ("SROs") of which any routing broker for 24X National Exchange is a member, pursuant to and to the extent of their respective regulatory authority. The Manager, Officers, employees and agents of the Company, by virtue of their acceptance of their respective positions, agree to comply, and shall comply, with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with (i) the SEC and 24X National Exchange in respect of the SEC's oversight responsibilities regarding 24X National Exchange the self-regulatory functions and responsibilities of 24X National Exchange, and (ii) FINRA, any other SROs of which any routing broker of 24X National Exchange is a member, and any routing broker of 24X National Exchange in respect of FINRA's and any such other SRO's oversight responsibilities regarding any routing broker of 24X National Exchange, as applicable, and the Company shall take reasonable steps necessary to cause its Manager, Officers, employees and agents to so cooperate.

(iii) Notwithstanding any provision of this Agreement to the contrary, the Company and its Manager, Officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, and 24X National Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of 24X National Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC or 24X National Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its Manager, directors, Officers, employees and agents also agree that they shall maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of 24X National Exchange.

(f) The Company shall take reasonable steps necessary to cause each Manager, Officer, employee and agent of the Company, prior to accepting a position with the Company, to consent in writing to the applicability of the provisions contained in this Agreement with respect to their activities related to 24X National Exchange.

(g) In its capacity as a Member of 24X National Exchange LLC:

(i) the Company shall vote, and cause to be voted, in favor of only those directors, members of the Nominating Committee of 24X National Exchange LLC, and members of the Member Nominating Committee of 24X National Exchange LLC who are nominated in the manner set forth in the 24X National Exchange LLC Agreement; and

(ii) with respect to any action taken by written consent, the Company shall cause to be validly executed only the written consents electing only the directors, members of the Nominating Committee, and members of the Member Nominating Committee of 24X National Exchange LLC referred to in the preceding clause (i).

Section VII
Transfer and Resignation

(a) Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Manager, to Transfer all or any part of such Member's Units; provided, however, that if the Transfer is a transfer by operation of law by reason of the death of an individual Person, the dissolution of a non-individual Person or otherwise, and if the result of such Transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company (it being agreed that in the case of death of an individual Person, the estate of such Person shall automatically be admitted as a Member, subject to the remainder of this Section VII, including paragraph (b) of this Section VII); provided, further, that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of the Manager. The Company shall not be obligated to purchase the Units of any Person who has Resigned for Fair Market Value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary but subject to paragraph (b) of this Section VII, 24X Bermuda Holdings shall have the right, without the consent of the Manager, to Transfer all or any part of such Member's Units, and such transferees shall automatically be deemed to be admitted as Members in the Company. For purposes of this Agreement, a Transfer of Units shall include any Transfer of any direct or indirect ownership interests in a Member and any change in the power of a Person to direct the business and affairs of the Member by virtue of ownership of voting securities, contract or otherwise. The Manager may resign as the Manager at any time and without the consent of any Person upon written notice to the Company; provided that any such resignation shall not result in the dissolution of the Company. Following the resignation of the Manager, such Manager and the Persons described in Section IX shall remain entitled to indemnification from the Company to the extent available under such Section with respect to any matter arising prior to his or their resignation.

(b) The Units are securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Delaware. Units shall not be certificated. The transferee of a Transfer of Units for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has acquired all rights and title to such Units and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

(c) Notwithstanding any provision contained in this Agreement to the contrary:

(i) No Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act.

(ii) Subject to paragraph (c)(i) of this Section VII, no Member may Transfer any Units to any Person to the extent such Transfer would result in (w) a violation of the Securities Act or any other Applicable Law, (x) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (y) the Company being required to register as an investment adviser under state or federal securities laws, or (z) the Company being treated as a corporation for U.S. federal income tax purposes.

(d) In the event of any Transfer of Units in accordance with this Section VII, the Company shall amend **Exhibit A** to appropriately reflect such Transfer.

(e)

(i) Any Transfer or attempted Transfer of any Units in violation of any provisions of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(ii) If any Member purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, Units that would violate the provisions of this Agreement, then the Company shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any Units subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(iii) Subject to (e)(i) and (e)(ii) of this Section VII, for so long as the Company Controls, directly or indirectly, 24X National Exchange, if any Member purports to Transfer any Units and such Transfer results in a violation of paragraph (b) Section VI, then the Company shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem all of the Units the holding of which by such Member or holder thereof results in a violation of paragraph (b) of Section VI for a price per Unit, as applicable, equal to the Fair Market Value of such Units; provided, that if either such Member or such holder has received written notice from the Company prior to such Transfer, or a director or officer of such Member (if an entity) or such Member (if an individual) is otherwise actually aware, that such Transfer will result in a violation of paragraph (b) of Section VI, such applicable Units shall be redeemed for a price per Unit, as applicable, equal to the lesser of (a) book value or (b) Fair Market Value of such Units. The number of Units to be redeemed by the Company pursuant to the preceding sentence shall be calculated by the Company after taking into account the fact that immediately upon their redemption such redeemed Units shall no longer be deemed to be outstanding. Written notice shall be given by the Company to the holder of the redeemable Units at the address of such holder appearing on the books of the Company, which notice shall specify a date for redemption of such Units that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any Units which have been so called for redemption shall not be deemed outstanding after the date on which written notice of redemption has been given to the holder of those Units if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the holder of the Units. From and after the applicable redemption date (unless the Company shall default in providing funds for the payment of the redemption price) the Units which have been redeemed by the Company as aforesaid shall no longer be outstanding, and all rights of the holder of such redeemed Units as a Member of the Company associated with such Units (except the right to receive from the Company the applicable redemption price against delivery to the Company of evidence of ownership of such Units) shall cease. Written notice shall be given by the Company to all holders of Units of any redemption by the Company (including, without limitation, a redemption pursuant to this paragraph (e)(iii) of Section VII) not more than ten (10) days after consummation of the applicable redemption, which notice shall specify the number of Units outstanding after such redemption. In the event that any redemption or other action by the Company has resulted in any Member owning such number of Units that is in violation of the provisions of paragraph (b) of Section VI, the Company shall have the right to and shall promptly after confirming such violation, redeem such Units for a price per Unit, as applicable, equal to Fair Market Value, and otherwise pursuant to the provisions of paragraph (e)(iii) of this Section VII and subject to paragraph (b) of Section VI.

Section VIII
Dissolution

The Company shall be dissolved only if the Manager determines to dissolve the Company or if the Company has no Members and no Member agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company and then to the Members in proportion to their Percentage Interest.

Section IX
Liability and Indemnification

(a) Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its Capital Contribution, whether to the Company, to any other Member, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member, actions by such Member prohibited by this Agreement or as provided in any other written agreement between the Company and such Member.

(b) None of the Members, the Manager or the Officers shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members and the return, if any, of such Capital Contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the Manager shall be required to pay to the Company or any Member any deficit in any Member's capital account upon dissolution of the Company or otherwise. None of the Members, the Manager or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Member, the Manager or such Officer within the scope of the authority conferred on the

Members, the Manager or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Members, Manager, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or any of its subsidiaries or in furtherance of the interests of the Company or any of its subsidiaries or by reason of the fact that such Person is or was a Member, Manager, Officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section X
Accounting and Partnership Representative

All funds of the Company shall be deposited in such bank or other investment accounts as the Manager shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. 24X Bermuda Holdings (or any individual designated by 24X Bermuda Holdings) shall be designated as the "partnership representative", as defined in Code Section 6223 (the "**Partnership Representative**") and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative shall be entitled to rely in good faith on the advice of outside legal counsel and accountants as to the nature and scope of the Partnership Representative's responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or the Members.

Section XI
Amendments

(a) Subject to paragraphs (b) and (c) of this Section XI, this Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of 24X Bermuda Holdings.

(b) For so long as the Company shall Control, directly or indirectly, 24X National Exchange, before any amendment to or repeal of any provisions in this Agreement, the applicable changes shall be submitted to the governing board of such exchange for approval, and, if approved, the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be, to the extent required by Applicable Law, it being agreed that if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated under the Exchange Act by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

(c) Any amendment to or repeal of any provision of this Agreement that would disproportionately and adversely affect one Member's economic rights or specific rights, benefits, or privileges as explicitly provided in this Agreement to such Member, but not any other Member's economic rights shall require the prior written consent of such affected Member.

Section XII
Books and Records

(a) To the extent the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, are related to the activities of 24X National Exchange, such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, Managers, Officers, employees and agents of the Company shall be deemed to be the corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings, as well as premises, managers, officers, employees or agents, as applicable of 24X National Exchange for the purposes of, and subject to oversight pursuant to, the U.S. Securities Exchange Act of 1934, as amended.

(b) For so long as the Company shall directly or indirectly own or control 24X National Exchange, the Company's corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings shall be maintained in the United States and shall be subject at all times to inspection and copying by the SEC and 24X National Exchange (and to the extent such records and documents relate to the activities of any routing broker for 24X National Exchange, FINRA, any other SROs of any routing broker of which the routing broker is a member, and any such routing broker); provided that such corporate, financial and similar records, reports and documents, including all financial statements, books and records and minutes of proceedings are related to the operation or administration of 24X National Exchange or any routing broker for 24X National Exchange, as applicable.

(c) All books and records of 24X National Exchange reflecting confidential information pertaining to the self-regulatory function of 24X National Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, its personnel, Managers, Officers, employees and agents, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in this Agreement shall be interpreted so as to limit or impede the rights of the SEC or 24X National Exchange to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Manager, Officer, employee or agent of the Company to disclose such confidential information to the SEC or 24X National Exchange.

Section XIII
Liquidity Program; Drag Along Right

With respect to any holder of a Non-Voting Common Unit who obtained such Non-Voting Common Unit pursuant to the Warrant Performance Incentive Program, such holder shall have the rights and be subject to the obligations set forth in **Exhibit C-1**.

With respect to any holder of any Unit, such holder shall have the rights and be subject to the obligations set forth on **Exhibit C-2**.

Section XIV
General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to the Company, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Manager and the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[***Remainder of Page Intentionally Left Blank. Signature Page Follows*.**]

IN WITNESS WHEREOF, the undersigned have executed this Fourth Amended and Restated Limited Liability Company Agreement as of the Effective Date.

MANAGER AND MEMBER:

24X BERMUDA HOLDINGS LLC

By: ______________________________
Name: Dmitri Galinov
Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed this Fourth Amended and Restated Limited Liability Company Agreement as of the Effective Date.

MEMBER:

RAKUTEN SECURITIES HOLDINGS, INC.

By: ______________________________________
Name:
Title:

IN WITNESS WHEREOF, the undersigned have executed this Fourth Amended and Restated Limited Liability Company Agreement effective as of April 15, 2026.

MEMBER:

SHINHAN SECURITIES CO., LTD.

By: ______________________________
Name:
Title:

EXHIBIT A

NAME, ADDRESS AND PERCENTAGE INTEREST

Name and Address	Percentage Interest (both ownership interest and voting interest)	Units
24X Bermuda Holdings LLC c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street Hamilton, Pembroke, HM 11, Bermuda	83.75%	9,000,000 Voting Common Units
Rakuten Securities Holdings, Inc.	8.43%	906,335 Voting Common Units
Shinhan Securities Co., Ltd.	7.82%	840,000 Voting Common Units
Total	100% (ownership and voting)	10,746,335 Voting Common Units

EXHIBIT B

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms so defined).

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

"Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

"Applicable Percentage" means, when computing the Required Tax Distribution amount in respect of any taxable year or taxable years, the sum of the highest individual federal tax rate (including any surcharges) and the highest individual marginal income tax rate in the State of New York at which income of the Company allocated to any Member could be taxed under the Code or the laws of the State of New York, as applicable, for the taxable year or taxable years in question (determined taking the character of the income into account; i.e., capital gain or ordinary income).

"Capital Contribution" means the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Manager from time to time except to the extent released from the reserves in question for distribution.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means the limited liability company formed in accordance with the Certificate.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Fair Market Value" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) business days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any business day, the average of the highest bid and lowest asked prices on such exchange at the end of such business day;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Manager in good faith based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) business days following receipt by such Member of the Manager's determination of Fair Market Value, direct the Manager to obtain an independent third-party appraisal of the determination, with the determination by the independent appraiser binding on the parties.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset, as determined by the Manager in his reasonable discretion;

(b) The Gross Asset Values of all Company assets shall be adjusted by the Manager to equal their respective fair market values (unless otherwise determined by the Manager in his reasonable discretion) as of the following:

(i) The acquisition of additional Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) The grant of a Unit in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member;

(iii) The distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for a Unit if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(iv) The liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company assets distributed to any Member shall be the gross fair market value of such asset, as determined by the Manager in his reasonable discretion, on the date of such distribution; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Manager determines that an adjustment pursuant to subsection (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

"Manager" means the Person designated as such in this Agreement.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

"Non-Voting Common Unit" means a non-voting common Unit.

"Officer" means any individual from time to time authorized or appointed by the Manager to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Manager.

"Percentage Interest" means, for any Member, the voting and ownership percentage interest of such Member (as applicable) in the Company as set forth on **Exhibit A**.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"Related Persons" means with respect to any Person: (a) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act); (b) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (d) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as 24X National Exchange, any Person that is associated with such member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (e) in the case of a Person that is a natural person and member of 24X National Exchange, any broker or dealer that is also a member of 24X National Exchange with which such Person is associated; (f) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company, any subsidiary of the Company, or any of the Company's parent companies; (g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Required Tax Distribution" means, with respect to any Member holding Units, an amount equal to the Applicable Percentage of the amount by which (x) the aggregate amount of Net Profits and items of taxable income and gain of the Company allocated to such Member in respect of such Member's Units pursuant to Section 5(b) plus any guaranteed payments for the use of capital under Section 707(c) of the Code accrued in respect of a Member's Units during the term of the Company exceeds (y) the aggregate amount of Net Losses and items of taxable loss or deduction of the Company allocated to such Member in respect of such Units pursuant to Section 5(b) during the term of the Company, minus the aggregate amount of distributions and any guaranteed payments for the use of capital under Section 707(c) of the Code previously made or paid to such Member in respect of such Units under Section 5 during the term of the Company.

"Resignation" (including its correlative meanings "Resign" or "Resigned") means a Member's resignation from the Company by any means.

"SEC" means the U.S. Securities and Exchange Commission. "Secretary" means the Delaware Secretary of State.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Transfer" means, when used as a noun, any direct or indirect (whether by operation of law or otherwise) sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer. "Transfer" when used as a verb shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Unit" means the limited liability company interests issued by the Company to a Member and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, Net Profits and Net Losses of the Company.

"Voting Common Unit" means a voting common Unit.

"Warrant Performance Incentive Program" means that certain program effective as of September 10, 2025 pursuant to which certain members of 24X National Exchange may be eligible to receive warrants to purchase Non-Voting Common Units on terms and conditions as set forth in Securities Exchange Act Release No. 104018 regarding the program, which has been approved by the Manager.

EXHIBIT C-1

Liquidity Program

Capitalized but undefined terms in this **Exhibit C-1** have the meaning ascribed to such terms in Securities Exchange Act Release No. 104018 regarding the Warrant Performance Incentive Program and/or this Agreement.

1. Beginning after January 1, 2029, each Participant who exercised a warrant and owns Non-Voting Common Units (a "**Qualifying Participant**") will have a right to sell a portion of its Non-Voting Common Units to the Company at a price per Unit equal to a fixed percentage of Fair Market Value (as defined below) of such Units.

2. No later than 30 days after the Company receives the determination of Fair Market Value, the Company will provide written notice to each Qualifying Participant of such Fair Market Value, and such Qualifying Participant will have 90 days from the date of notice to provide written notice to the Company that it wishes to sell a certain number of its Non-Voting Common Units to the Company.

3. For each of 2029 and 2030, each Qualifying Participant may sell up to 10% of its then total Non-Voting Common Units at a price equal to 50% of the Fair Market Value of a Non-Voting Common Unit.

4. For 2031, each Qualifying Participant may sell up to 30% of its then total Non-Voting Common Units at a price equal to 60% of the Fair Market Value of a Non-Voting Common Unit.

5. For 2032, each Qualifying Participant may sell up to 60% of its then total Non-Voting Common Units at a price equal to 70% of the Fair Market Value.

6. For 2033, each Qualifying Participant may sell up to 90% of its then total Non-Voting Common Units at a price equal to 80% of the Fair Market Value.

7. For 2034, each Qualifying Participant may sell up to 100% of its then total Non-Voting Common Units at a price equal to 90% of the Fair Market Value.

8. "**Fair Market Value**" means, for purposes of this Exhibit C-1,

   (a) If a Non-Voting Common Unit is a publicly traded security that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) business days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed;

   (b) if a Non-Voting Common Unit is not a publicly traded security covered by clause (a), the fair value of a Non-Voting Common Unit, as determined by the Manager of the

Company in good faith based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Qualifying Participant may, within fifteen (15) business days following its receipt of the Manager's determination of Fair Market Value, direct the Manager to obtain an independent third-party appraisal of the determination, with the determination by the independent appraiser binding on the parties.

9. Change of Control.

   a. If there is a Change of Control of the Company, 24X Bermuda Holdings, or 24X National Exchange, the Company has the right to purchase 100% of all Qualifying Participants' Non-Voting Common Units at a price equal to the then applicable percentage of the Fair Market Value of a Non-Voting Common Unit and if the Change of Control occurs after 2034, at 100% of the Fair Market Value of a Non-Voting Common Unit. At least 15 days prior to the expected closing date of the Change of Control, the Company shall provide written notice of its intention to purchase or not to purchase 100% of all Qualifying Participants' Non-Voting Common Units. If the Company indicates its intention to exercise its right to purchase all Non-Voting Common Units, it shall pay in cash the applicable Fair Market Value for each Non-Voting Common Unit on or before the closing of the Change of Control against delivery of all documents as requested by the Company (which may be similar to those executed and delivered in a Sale of the Company) (for the avoidance of doubt, the Company is only obligated to make the payment upon due execution and delivery of all requested documents).

   b. If the Company indicates in its written notice that it will not exercise its right to purchase 100% of all Qualifying Participants' Non-Voting Common Units, each Qualifying Participant has 10 days after receipt of notice to indicate in writing to the Company that it wishes to sell to the Company 100% of all such Qualifying Participant's Non-Voting Common Units at a price equal to the then applicable percentage of the Fair Market Value and if the Change of Control occurs after 2034, at 100% of the Fair Market Value of a Non-Voting Common Unit. The Company shall pay in cash the applicable Fair Market Value for each Non-Voting Common Unit on or before the closing of the Change of Control against delivery of all documents as requested by the Company (which may be similar to those executed and delivered in a Sale of the Company) (for the avoidance of doubt, the Company is only obligated to make the payment upon due execution and delivery of all requested documents).

   c. Instead of clauses (a) and (b) applying, the Company, in its discretion, can have the Non-Voting Common Units receive what each such Unit is entitled to receive in the Change of Control (pursuant to clause (i) of the definition of such term) transaction at the closing of such transaction.

   d. "**Change of Control**" means (i) a Sale of the Company, as applied to the Company,

(ii) a Deemed Liquidation Event as applied to 24X Bermuda Holdings and as defined in the Third Amended and Restated 24X Bermuda Holdings LLC Limited Liability Company Operating Agreement, as may be amended, or (iii) a Sale of the Company, as applied to 24X National Exchange, and in each of clauses (i), (ii) and (iii) as indicated by the Company in its written notice to each Qualifying Participant who holds a Non-Voting Common Unit.

e. For purposes of the definition of "Change of Control," "**Sale of the Company**" means either: (a) a single transaction or series of related transactions in which a Person, or a group of affiliated Persons, acquires from one or more Members Units representing a majority of the outstanding equity of a company or of the outstanding voting power of a company; (b) a sale, exclusive license or other disposition of all or substantially all of the properties and assets of a company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (c) a merger, reorganization or consolidation of a company with or into another entity, or the Transfer of Units to a Person, or group of affiliated Persons, and in any such merger, reorganization, consolidation or Transfer the surviving or acquiring entity or such Person or group would hold a majority of the outstanding equity of the company or of the outstanding voting power of the company.

EXHIBIT C-2

Drag-Along Right

1. "**Sale of the Company**" means either: (a) a single transaction or series of related transactions in which a Person, or a group of affiliated Persons, acquires from one or more Members Units representing a majority of the outstanding equity of the Company or of the outstanding voting power of the Company; (b) a sale, exclusive license or other disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (c) a merger, reorganization or consolidation of the Company with or into another entity, or the Transfer of Units to a Person, or group of affiliated Persons, and in any such merger, reorganization, consolidation or Transfer the surviving or acquiring entity or such Person or group would hold a majority of the outstanding equity of the Company or of the outstanding voting power of the Company. For avoidance of doubt, any transaction remains subject to Sections III(c) and VII(b).

2. Actions to be Taken. If the Manager and 24X Bermuda Holdings approve a Sale of the Company, then, subject to satisfaction of the conditions in Section 3 below, each Member and the Company hereby agree: (a) to vote all Units in favor of such Sale of the Company; (b) to sell the same proportion of Units beneficially held by such Member as is being sold by 24X Bermuda Holdings; (c) to refrain from exercising any dissenters' rights or rights of appraisal under Applicable Law, and (d) to execute and deliver all related documentation and take such action as reasonably requested by the Manager or 24X Bermuda Holdings to carry out the terms of this Section 2.

3. Conditions. A Member will not be required to comply with Section 2 in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless: (a) representations and warranties to be made by such Member are limited to authority, ownership, ability to convey title to Units free and clear of all liens and encumbrances and such other customary representations and warranties that are made by all Members; (b) the Member is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company; (c) liability shall be limited to such Member's applicable share (based on the proceeds payable to each Member) of a negotiated aggregate indemnification amount that applies equally to all Members but does not exceed the amount of consideration payable to such Member, except for fraud by such Member; (d) each Member of each class or series will receive the same form of consideration as received by other Members of the same class or series.

4. Irrevocable Proxy and Power of Attorney. Each Member hereby appoints as the proxy of such Member and hereby grants a power of attorney to the Manager of the Company, with full power of substitution, with respect to a Sale of the Company pursuant to Section 2, and hereby authorizes the Manager to represent and vote, if and only if the Member (i) fails to vote, or (ii) attempts to vote inconsistent with the terms of this Exhibit, all of such Member's Units in favor of the approval of any Sale of the Company. The power of attorney granted hereunder shall authorize the Manager of the Company to execute and deliver the

documentation referred to in this Exhibit on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4 is given in consideration of the agreements and covenants of the Company and the Members in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires.

EXHIBIT D

ADDITIONAL TAX MATTERS

The provisions of this Exhibit D are included in order to enable the Company to comply with the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv). For purposes of this Exhibit D, "Member" shall include any Person treated as an owner of the Company for U.S. federal income tax purposes.

1. Definitions.

    a. "Adjusted Capital Account" means, for each Member, such Member's Capital Account balance increased by such Member's share of "minimum gain" and of "partner nonrecourse debt minimum gain" (as determined pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), respectively).

    b. "Capital Account" means a separate account maintained for each Member and adjusted in accordance with Treasury Regulations under Code Section 704. To the extent consistent with such Treasury Regulations, the adjustments to such accounts shall include the following:

        i. There shall be credited to each Member's Capital Account the amount of any cash (which shall not include imputed or actual interest on any deferred contributions) actually contributed by such Member to the capital of the Company, the fair market value (without regard to Code Section 7701(g)) of any property contributed by such Member to the capital of the Company net of any liabilities the Company is considered to assume or take subject to, the amount of any other liabilities of the Company assumed by the Member, and such Member's share of the Net Profits of the Company and of any items in the nature of income or gain separately allocated to the Members.

        ii. There shall be charged against each Member's Capital Account the amount of all cash distributions to such Member, the fair market value (without regard to Code Section 7701(g)) of any property distributed to such Member by the Company net of any liabilities that such Member is considered to assume or take subject to, the amount of any other liabilities of the Member assumed by the Company, and such Member's share of the Net Losses of the Company and of any items in the nature of loss or deduction separately allocated to the Members.

        iii. In the event any interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

c. "Net Profits" and "Net Losses" mean the taxable income or loss, as the case may be, for a period as determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) computed with the following adjustments:

i. Items of gain, loss, and deduction (including depreciation, amortization or other cost recovery deductions) shall be computed based upon the Gross Asset Values of the Company's assets (in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(*g*) and/or 1.704-3) rather than upon the assets' adjusted bases for federal income tax purposes;

ii. Any tax-exempt income received by the Company shall be included as an item of gross income;

iii. The amount of any adjustment to the Gross Asset Value of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) that is required to be reflected in the Capital Accounts of the Members pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*) shall be treated as an item of gain (if the adjustment is positive) or loss (if the adjustment is negative), and only such amount of the adjustment shall thereafter be taken into account in computing items of income and deduction;

iv. Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditures treated as being described in Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense;

v. The amount of items of income, gain, loss or deduction specially allocated to any Members pursuant to Section 3(b) below shall not be included in the computation;

vi. The amount of any unrealized gain or unrealized loss attributable to an asset at the time it is distributed in kind to a Member (such gain or loss determined as if the Company had sold the asset at its fair market value (taking Code Section 7701(g) into account)) shall be included in the computation as an item of income or loss, respectively; and

vii. The amount of any unrealized gain or unrealized loss with respect to the assets of the Company that is reflected in an adjustment to the Gross Asset Value of the Company's assets pursuant to the definition of "Gross Asset Value" shall be included in the computation as items of income or loss, respectively.

d. "Target Balance" means, for each Member at any point in time, either (i) a positive amount equal to the net amount, if any, the Member would be entitled to receive or (ii) a negative amount equal to the net amount the Member would be required to pay or contribute to the Company or to any third party, assuming, in each case that (A) the Company sold all of its assets for an aggregate purchase price equal to their aggregate Gross Asset Value (assuming for this purpose only that the Gross Asset Value of any asset that secures a liability that is treated as "nonrecourse" for purposes of Treasury Regulation Section 1.1001-2 is no less than the amount of such liability that is allocated to such asset in accordance with Treasury Regulation Section 1.704-2(d)(2)); (B) all liabilities of the Company were paid in accordance with their terms from the amounts specified in clause (A) of this sentence; (C) any Member that was obligated to contribute any amount to the Company under this Agreement or otherwise (including the amount a Member would be obligated to pay to any third party pursuant to the terms of any liability or pursuant to any guaranty, indemnity or similar ancillary agreement or arrangement entered into in connection with any liability of the Company) contributed such amount to the Company; (D) all liabilities of the Company that were not completely repaid pursuant to clause (B) of this sentence were paid in accordance with their terms from the amounts specified in clause (C) of this sentence; and (E) the balance, if any, of any amounts held by the Company was distributed to the Members in accordance with Section VIII of the Agreement.

2. Maintenance of Capital Accounts. The Company shall establish and maintain a separate Capital Account for each Member in accordance with Treasury Regulations under Section 704 of the Code.

3. Allocation of Net Profits and Net Losses.

   a. Basic Allocations.

      i. Net Profits and Net Losses of the Company for any fiscal period shall be allocated, after giving effect to Section 3(b) below and any actual contributions and distributions made during such fiscal period, among the Members in such proportions and in such amounts as may be necessary so that following such allocations, the Adjusted Capital Account balance of each Member equals such Member's then Target Balance.

      ii. If the amount of Net Profits or Net Losses allocable to the Members pursuant to Section 3(a)(i) for a period is insufficient to allow the Adjusted Capital Account balance of each Member to equal such Member's Target Balance, such Net Profits or Net Losses shall be allocated among the Members in such a manner as to decrease the differences between the Members' respective Adjusted Capital Account balances and their respective Target Balances in proportion to such differences.

   b. Regulatory Allocations. Notwithstanding the provisions of Section 3(a) above, the following allocations of Net Profits, Net Losses, and items thereof shall be made in the following order of priority:

i. Items of income or gain (computed with the adjustments contained in the definition of Net Profits and Net Losses) for any taxable period shall be allocated among the Members in the manner and to the minimum extent required by the "minimum gain chargeback" provisions of Treasury Regulation Section 1.704-2(f) and Treasury Regulation Section 1.704-2(i)(4).

ii. All "nonrecourse deductions" (as defined in Treasury Regulation Section 1.704-2(b)(1)) of the Company for any taxable period shall be allocated among the Members in the same manner as are Net Profits and Net Losses; provided, however, that nonrecourse deductions attributable to "partner nonrecourse debt" (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated to the Members in accordance with the provisions of Treasury Regulation Section 1.704-2(i)(1).

iii. Items of income or gain (computed with the adjustments contained in the definition of Net Profits and Net Losses) for any taxable period shall be allocated among the Members in the manner and to the extent required by the "qualified income offset" provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*).

iv. In no event shall Net Losses of the Company be allocated to a Member if such allocation would cause or increase a negative balance in such Member's Capital Account (determined, for purposes of this subsection (iv) only, by decreasing the Member's Capital Account balance by the amounts specified in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*)).

c. Tax Allocations. Except as otherwise provided herein or as required by Section 704 of the Code, for tax purposes, all items of income, gain, loss, deduction or credit shall be allocated among the Members in the same manner as are Net Profits and Net Losses; provided, however, that if the Gross Asset Value of any property of the Company differs from its adjusted basis for tax purposes, then items of income, gain, loss, deduction or credit related to such property for tax purposes shall be allocated among the Members so as to take account of the variation between the adjusted basis of the property for tax purposes and its Gross Asset Value in the manner provided for under Code Section 704(c) using any permitted method as selected by the Manager in its discretion.

d. Allocations of Debt. The indebtedness of the Company shall be allocated among the Members under Code Section 752 as determined by the Manager in accordance with Code Section 752.

e. Allocations Upon Transfer or Admission. In the event that a Member acquires an interest in the Company either by transfer from another Member or by acquisition from the Company, the Net Profits, Net Losses, and items thereof attributable to the interest so transferred or acquired shall be allocated among the Members based on a method chosen by the Manager, in its discretion, which method shall comply with Section 706 of the Code and shall be binding on all Members. For purposes of determining the date on which the transfer or acquisition occurs, the Company may make use of any convention allowable under Section 706(d) of the Code.

f. Timing of Allocations. Allocations of Net Profits, Net Losses and other items of income, gain, loss and deduction pursuant to Sections 3(a) and 3(b) shall be made for each taxable year as of the end of such taxable year; provided, however, that if the Gross Asset Values of the assets of the Company are adjusted pursuant to the definition of "Gross Asset Value," the Manager may allocate Net Profits, Net Losses and other items of income, gain, loss and deduction as of the date of such adjustment and treat such date as the end of a taxable year.

g. Adjustment Upon Exercise of Noncompensatory Options. If the Company issues any securities that are treated as noncompensatory options, as defined in Treasury Regulation Section 1.721-2, the Manager shall make such adjustments to the Gross Asset Value of the Company's assets, allocation of Net Profits and Net Losses, Capital Accounts and allocations of items for income tax purposes as it may in good faith determine may be necessary to comply with the provisions of the Treasury Regulations pertaining to the treatment of "noncompensatory options" issued on February 4, 2013 or any successor provisions relating thereto and to properly reflect the economic sharing arrangement associated with the noncompensatory options.

4. Tax Audits.

a. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws and shall serve as the Company's Partnership Representative until his, her or its resignation or until the designation of his, her or its successor by the Manager, whichever occurs sooner.

b. To the extent that, as a result of a determination by a taxing authority or adjudicative body, there is any adjustment for the purposes of any tax law to any items of income gain, loss, deduction or credit of the Company for any taxable period, the Company will use commercially reasonable efforts to cause the financial burden of any "imputed underpayment" (as determined under Code Section 6225) and associated interest, adjustments to tax and penalties (an "Imputed Underpayment") arising from a partnership-level adjustment that are imposed on the Company to be borne by the Members and former Members to whom such Imputed Underpayment relates as reasonably determined by the Partnership Representative after consulting with the Company's accountants or other advisers, taking into account any differences in the amount of taxes attributable to each Member because of such Member's status, nationality or other characteristics.

c. The Members agree that, upon the Partnership Representative's reasonable request, they shall provide it with any information regarding their individual tax returns and liabilities that may be relevant under Code Section 6225(c) or other state or local rule and file amended tax returns as provided in Code Section 6225(c) or the applicable state or local laws, with timely payment of any tax due.

d. All obligations of the Members set forth in this Section 4 will continue with respect to each Member until such Member is released in writing by the Company from such any such obligation, even if such Member ceases to be a Member. If any Member ceases to be a Member, such Member shall keep the Company advised of its contact information until released in writing by the Company from such obligation.

5. Withholding and Taxes. Notwithstanding anything to the contrary herein, to the extent that the Manager reasonably determines that the Company is required pursuant to applicable law, or elects pursuant to applicable law (including with respect to so-called "pass-through entity taxes" or any Imputed Underpayment), either (a) to pay tax (including estimated tax) on a Member's allocable share of the Company's items of income or gain, whether or not distributed, or (b) to withhold and pay over to the tax authorities any portion of a distribution otherwise distributable to a Member, the Company may pay over such tax or such withheld amount to the tax authorities, and such amount shall be treated, in the discretion of the Manager, as (i) a distribution to such Member at the time it is paid to the tax authorities (which distributions shall reduce the amount of distributions to which the Member would otherwise be entitled), or (ii) a demand loan to such Member, on such reasonable terms as the Manager shall determine to be appropriate (which terms shall include the payment of interest by the Member on such loan). Repayment of any such demand loan by the Member will not be considered a capital contribution for purposes of the Agreement. Taxes withheld on amounts directly or indirectly payable to the Company and taxes otherwise paid by the Company (other than in the case where the amount of taxes paid by the Company is treated as a demand loan to the Member) shall be treated for purposes of the Agreement as distributed to the appropriate Members and paid by the appropriate Members to the relevant taxing jurisdiction.

AMENDMENT NO. 1 TO THE
FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
24X US HOLDINGS LLC

This Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Operating Agreement of 24X US Holdings LLC, dated February 4, 2026 (this "Amendment"), amends the Operating Agreement of 24X US Holdings LLC (the "Company"), dated February 4, 2026 (the "Operating Agreement") and is hereby entered into by and among the Company and the Members set forth on the signature pages hereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement.

RECITALS:

WHEREAS, the Company and the sole Member and Manager desire to amend the Operating Agreement; and

WHEREAS, this Amendment has been approved and executed by the Company and the sole Member and Manager in accordance with Section 11(a) of the Operating Agreement.

NOW, THEREFORE, the Operating Agreement is hereby amended as follows:

AGREEMENT:

1. The first sentence of Section 3(a) is hereby amended and restated in its entirety as follows:

> "The Company is authorized to issue 12,380,914 Common Units as follows: (1) 11,280,914 Voting Common Units, and (2) 1,100,000 Non-Voting Common Units."

2. Except as expressly modified hereby, all terms, conditions and provisions of the Operating Agreement shall remain unchanged and continue in full force and effect.

3. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4. All questions concerning the construction, validity, and interpretation of this Amendment, and the performance of the obligations imposed by this Amendment, shall be governed by the laws of the state of Delaware.

* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

24X US HOLDINGS LLC

By: ____________________________
Name:
Title:

SOLE MEMBER AND MANAGER:

24X BERMUDA HOLDINGS LLC

By: ____________________________
Name:
Title:

**AMENDMENT NO. 2 TO THE
FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
24X US HOLDINGS LLC**

This Amendment No. 2 to the Fourth Amended and Restated Limited Liability Company Operating Agreement of 24X US Holdings LLC, dated April 29, 2026 (this "Amendment"), amends the Operating Agreement of 24X US Holdings LLC (the "Company"), dated February 4, 2026, as amended by that certain Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Operating Agreement, dated February 4, 2026 (as amended to date, the "Operating Agreement") and is hereby entered into by and among the Company and the Member set forth on the signature pages hereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement.

RECITALS:

WHEREAS, the Company and the undersigned Member and Manager desire to amend the Operating Agreement; and

WHEREAS, this Amendment has been approved and executed by the Company and the undersigned Member and Manager in accordance with Section 11(a) of the Operating Agreement.

NOW, THEREFORE, the Operating Agreement is hereby amended as follows:

AGREEMENT:

1. The first sentence of Section 3(a) is hereby amended and restated in its entirety as follows:

> "The Company is authorized to issue 12,465,282 Common Units as follows: (1) 11,365,282 Voting Common Units, and (2) 1,100,000 Non-Voting Common Units."

2. Except as expressly modified hereby, all terms, conditions and provisions of the Operating Agreement shall remain unchanged and continue in full force and effect.

3. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4. All questions concerning the construction, validity, and interpretation of this Amendment, and the performance of the obligations imposed by this Amendment, shall be governed by the laws of the state of Delaware.

* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

24X US HOLDINGS LLC

By: ____________________________
Name:
Title:

MEMBER AND MANAGER:

24X BERMUDA HOLDINGS LLC

By: ____________________________
Name:
Title:

220926 fo

THE COMPANIES ACT, 2013
COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
24X ETP INDIA PRIVATE LIMITED

1. Regulations contained in Table 'F' in First Schedule to the Companies Act, 2013 to the extent applicable, shall apply to the Company so far only as they are not inconsistent with any of the provisions contained in these Articles. It is hereby clarified that the provisions of Regulations 27, 44 to 49, 51, 76, and 79 of Table F shall not be applicable to the Company.

2. In these Articles, unless the context otherwise requires:

(a) "**Articles**" means these articles of association of the Company.

(b) "**Board**" shall mean the board of directors of the Company.

(c) "**Companies Act**" shall mean the Companies Act, 2013 and includes any statutory modification or re-enactment thereof for the time being in force as amended from time to time.

(d) "**Company**" shall mean 24X ETP India Private Limited.

Except as provided above and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Companies Act.

PRIVATE COMPANY

3. The Company is a private limited company within the meaning of Section 2(68) of the Companies Act and accordingly:

(a) the right to transfer the shares is restricted in the manner and to the extent provided in these Articles;

(b) the number of members of the Company (exclusive of persons who are in the employment of the Company and persons who, having been formerly in the employment of the Company, were members of the Company while in that employment and have continued to be members after the employment ceased) is limited to 200 (two hundred), provided that for the purpose of these Articles, where 2 (two) or more persons jointly hold 1 (one) or more shares, they shall be treated as a single member; and

(c) no invitation shall be issued to the public to subscribe for any securities of the Company.

SHARE CAPITAL

4. The authorised share capital of the Company is as stated in the memorandum of association of the Company, with the power to increase its capital, to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles and to vary, modify or abrogate any

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such rights, privileges or conditions only in such manner as may for the time being be provided by these Articles or the Companies Act. The rights of the shareholders shall be determined at the time of issue thereof.

5. The share capital of the Company may comprise of the following classes:

(a) equity share capital:

(i) with voting rights; or

(ii) with differential rights as to dividend, voting or otherwise; and

(b) preference share capital; and/or

(c) any other kind of capital, whether equity, preference or otherwise, and whether with differential rights as to dividend, voting or otherwise, without the provisions of Sections 43 and/or 47 being applicable to the Company.

6. Subject to these Articles, the shares in the capital of the Company shall be under the control of the directors who may issue allot or otherwise dispose of the same or any of them to such persons, in such proportion and on such terms and conditions, either at a premium or at par and at such time as the directors may from time to time think fit.

7. Any shares of the original or increased capital may, from time to time, be issued with any such guarantee or any right of preference, whether in respect of dividend or of repayment of capital or both or any such other special privilege or advantage over any shares previously issued or then about to be issued or with such deferred or qualified rights as compared with any shares previously issued or subject to any such approvals or conditions and with any special right or limited right or without any right of voting and generally on such terms as the Company may, from time to time, determine.

8. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

9. Any preference shares may be issued on the terms that they are to be redeemed on such terms and in such manner as the Company may determine, prior to such issuance, without the provisions of Sections 43 and/or 47 being applicable.

10. The Company shall have the right to convert any of its unissued equity shares into preference shares and *vice versa* with such rights, privileges and conditions attaching thereto as may then be decided upon. The Company shall also be entitled to issue preference shares which are liable to be redeemed and that if and when any redeemable preference shares are issued, the provisions of the Companies Act shall be complied with.

11. The rights of the holders of any class of shares, for the time being forming part of the capital of the Company may be modified, affected, varied, extended or surrendered either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

Provided that if variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be obtained and the provisions of this section shall apply to such variation.

MAM

TRANSFERS OF SHARES

12. The Board may, in their absolute and uncontrolled discretion, decline to register or acknowledge any transfer or transmission of shares. The Board shall within a period of 30 (thirty) days from the date on which the instrument of transfer, or the intimation of such transmission, as the case may be, was delivered to the Company, send notice of the refusal to the transferor and the transferee or to the person giving intimation of such transmission, as the case may be, giving reasons for such refusal.

13. No transfer shall be registered unless a proper instrument of transfer has been delivered to the Company. The instrument of transfer of any shares shall be executed by or on behalf of the transferor or by or on behalf of the transferee and shall specify the name, address and occupation if any, of the transferee, along with the certificate relating to the securities, or if no such certificate is in existence, along with the letter of allotment of securities, and the transferor shall be deemed or remain the holder of such share until the name of the transferee is entered in the register in respect thereof.

14. The instrument of transfer of any share shall be in writing in the prescribed form under the Companies Act, duly stamped, and lodged with the Company within the prescribed time.

15. The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of shares made or refused in terms of these Articles.

ALTERATION OF CAPITAL

16. The Company may, from time to time, by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as may be specified in the resolution.

17. The Company shall have the power, by means of a special resolution to be passed at a general meeting of the Company, to issue sweat equity shares of a class of shares already issued.

18. The Company may, by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) convert all or any of its fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the memorandum, subject, nevertheless, to the applicable provisions of the Companies Act;

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

19. The Company may, by special resolution, reduce in any manner and with, and subject to, any incident authorized and consent required by law:

(a) its share capital;

(b) any capital redemption reserve account; and/or

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(c) any securities premium account.

FURTHER ISSUE OF CAPITAL

20. After obtaining the sanction of the Company in a general meeting by special resolution, the shares in the capital of the Company shall be allotted or otherwise disposed of by the Board by way of a preferential offer of shares on a private placement basis to such persons (whether already members or not or to employees under a scheme of employees' stock option) in such proportion and on such terms and conditions and either at premium or at par or against payment in cash or kind.

21. Where it is proposed to increase the subscribed capital by the issue of further shares, such shares shall be offered to persons who, at the date of the offer, are holders of equity shares of the Company in proportion, as nearly as circumstances admit, to the paid-up share capital on those shares by sending a letter of offer subject to the following conditions, namely:

(a) the offer shall be made by notice specifying the number of shares offered and limiting a time not being less than fifteen days and not exceeding thirty days from the date of the offer within which the offer, if not accepted, shall be deemed to have been declined;

(b) the offer aforesaid shall not include a right exercisable by the person concerned to renounce the shares offered to him or any of them in favour of any other person;

(c) after the expiry of the time specified in the notice aforesaid, or on receipt of earlier intimation from the person to whom such notice is given that he declines to accept the shares offered, the Board may dispose of them in such manner which is not disadvantageous to the shareholders and the company; and

(d) the notice shall be despatched to all the existing shareholders at least three days before the opening of the issue.

Where 90% of the members of the Company have given their consent in writing, the offer may provide for periods lesser than those specified in this Article.

22. The Company may accept from any member, the whole or a part of the amount remaining unpaid on any shares held by him, even if no part of that amount has been called up.

SHARE CERTIFICATES

23. The certificates of shares shall be issued in accordance with the provisions of the Companies (Share Capital and Debentures) Rules, 2014.

24. The manner of issue or renewal of a certificate or issue of a duplicate thereof, the form of a certificate (original or renewed) or of a duplicate thereof, the particulars to be entered in the register of members or in the register of renewed or duplicate certificates, the form of such registers, the fee on payment of which, the terms and conditions, if any, including terms and conditions as to evidence and indemnity and the payment of out-of-pocket expenses incurred by the Company in investigating evidence, on which a certificate may be renewed or a duplicate thereof may be issued, shall be such as prescribed by the Companies (Share Capital and Debentures) Rules, 2014 or any other Rules in substitution or modification thereof.

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CAPITALIZATION OF PROFITS

25. The Company may, in accordance with the provisions of the Companies Act, capitalise its profits or reserves for the purpose of issuing fully paid-up bonus shares.

BUY-BACK OF SECURITIES

26. The Company may, in accordance with the provisions of the Companies Act, purchase/buy-back its own shares or other specified securities.

GENERAL MEETINGS

27. All general meetings other than annual general meetings shall be called extraordinary general meetings.

28. The Board may, whenever it thinks fit, call an extraordinary general meeting.

29. A general meeting of the Company may be called by giving not less than 7 (seven) days' notice provided however that with the consent of members holding majority of the voting rights of the Company, a general meeting may be called with shorter consent.

30. The notice of a general meeting need not be accompanied by a statement setting out the following material facts concerning each item of special business to be transacted at the meeting. Further, even if it is so accompanied, the provisions of Section 102 of the Companies Act shall not be applicable and need not be complied with.

31. All general meetings, other than the annual general meeting (which shall be held at any place within the city, town or village in which the registered office of the Company is situated) may be held at any place, and for any general meeting where the Company makes arrangements, the shareholders may attend by way of, video conference or through any other medium as may be permitted under the Companies Act.

32. If at any time there are not within India directors capable of acting who are sufficient in number to form a quorum, any director or any 2 (two) members of the Company may call an extraordinary general meeting in the same manner, as nearly as possible, as that in which such a meeting may be called by the Board.

33. Save as herein otherwise provided, 2 (two) members present in person or by proxy or through authorized representative shall form quorum. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business and at the time when each item of business is being conducted.

34. If quorum is not present within 1 (one) hour from the time appointed for holding the meeting, the meeting shall stand adjourned to such time and place as may be decided by the Board. The provisions of these Articles in relation to the convening of such adjourned general meetings shall apply.

35. The chairman, if any, of the Board shall preside as chairman at every general meeting of the Company. The chairman shall have a second or casting vote.

36. If there is no such chairman, or if he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting, or is unwilling to act as chairman of the meeting, the shareholders present shall elect the chairman of the meeting.

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37. The chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place.

38. The provisions of Sections 104 to 106 and 109 of the Companies Act shall not apply to the Company.

39. At any general meeting, a resolution put to the vote of the meeting shall, unless a poll is demanded or the voting is carried out electronically, be decided on a show of hands.

40. Any member of a company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as a proxy to attend and vote at the meeting on his behalf. Such proxy shall have the right to speak at such meeting and shall be entitled to vote, whether by show of hands, a poll or otherwise. Further a person appointed as proxy is permitted to act on behalf of any number of members and/or any number of shares, without any limit.

41. The instrument appointing a proxy shall be in such form as the Company may deem fit, shall be in writing and shall be signed by the appointer or his attorney duly authorised in writing or, if the appointer is a body corporate, by an officer or an attorney duly authorised by it.

42. On a poll taken at a meeting of a Company, a member entitled to more than 1 (one) vote, or his proxy or other person entitled to vote for him, need not, if he votes, use all his votes or cast in the same way all the votes he uses.

DIRECTORS

43. The directors of the Company shall be appointed in accordance with the Companies Act from time to time, to the extent applicable.

44. The number of directors shall not be less than 2 (two) at any time, and may exceed 15 (fifteen) only on receipt of sanction from the members by way of a special resolution in this regard.

45. The first directors of the Company shall be:

(a) Mr. Dmitri Galinov;

(b) Mr. Jason Woerz; and

(c) Mr. Bethanabhotla Sai Krishna Saketh (Resident Director)

46. Any casual vacancy in the Board shall be filled up at a meeting of the Board.

47. The Board shall have power to appoint additional directors on the Board, in accordance with the provisions of the Companies Act.

48. The Board may appoint a person, not being a person holding any alternate directorship for any other director in the Company, or holding directorship in the same company, to act as an alternate director for a director during his absence for a period of not less than 3 (three) months from India. The alternate shall automatically vacate office upon the earlier of (a) the return of the original director to India, and (b) completion of the tenure of the director to whom he is an alternate.

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49. The Board shall have the power to appoint any person as a director nominated by any institution in pursuance of the provisions of any law for the time being in force or of any agreement.

50. The directors shall not be liable to retirement by rotation.

51. All cheques, promissory notes, drafts, hundis, bills of exchange and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by such person and in such manner as the Board shall from time to time by resolution determine.

MEETINGS OF DIRECTORS

52. The Directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings and proceedings as they think fit. Provided, however, that at least 4 (four) such meetings shall be held every year in such a manner that not more than 120 (one hundred and twenty) days shall intervene between 2 (two) consecutive meetings. Meetings of the Board may be held within or outside India, subject to the provisions of the Companies Act.

53. The chairman may at any time, any director, and/or the manager, secretary or such other officer of the Company as may be authorised by the directors shall, upon the requisition of a director, convene a meeting of the Board.

54. Any question arising at any meeting of the Board shall be decided by a majority of votes and in case of equality of votes, the Chairman shall have second or casting vote.

55. The rules and regulations for the conduct of the meetings of the Board, including for matters such as quorum, notices for meeting and agenda, as contained in these Articles or in the Companies Act, insofar as applicable, shall apply to discussions through audio conferencing, video conferencing or net conferencing, as the case may be.

56. A director may participate in and vote at a meeting of the Board by means of a video conferencing or similar communications equipment which allows all persons participating in the meeting to see and hear each other and record the deliberations. Where any director participates in a meeting of the Board by any of the means above, the Company shall ensure that such director is provided with a copy of all documents referred to during such Board meeting prior to the commencement of this Board meeting.

57. A meeting of the Board at which quorum is present shall be able to exercise all or any of the authorities, powers and discretion which by or under the Companies Act of these presents are vested in or exercisable by the Board generally.

58. If quorum is not present within 1 (one) hour from the time appointed for holding the meeting, the meeting shall stand adjourned to such time and place as may be decided by the Board. The provisions of these Articles in relation to the convening of such adjourned general meetings shall apply.

59. The Board may delegate any of its powers to committees of the Board consisting of such member(s) or members of its body as it thinks fit, and it may, from time to time, revoke and discharge any such committee of the Board, either wholly or in part, and either as to persons or purposes. Every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed on it by the Board. All acts done by any such committee of the Board in conformity with such

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regulations and in fulfillment of the purpose of their appointment shall have like force and effect as if done by the Board.

60. No resolution shall be deemed to have been duly passed by the Board or by a committee thereof by circulation, unless the resolution has been circulated in draft, together with the necessary papers, if any, to all the directors, or to all the members of the committee, as the case may be, at their address registered with the Company in India by hand delivery or by post or by courier, or through electronic means as prescribed under the Companies Act and has been approved by a majority of the directors or members of the committee, who are entitled to vote on the resolution.

61. Save as otherwise expressly provided in the Companies Act, a resolution in writing, signed by all the members of the Board or of a committee thereof, for the time being entitled to receive notice of a meeting of the Board or committee, shall be valid and effective as if it had been passed at a meeting of the Board or committee, duly convened and held.

62. The Board may, at any time and from time to time, by power of attorney, appoint any person or persons to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions, as the Board may from time to time think fit, and may contain powers enabling any such attorneys as aforesaid to sub-delegate all or any of the powers, authorities and directions for the time being vested in them.

KEY MANAGERIAL PERSONNEL

63. The Board may, from time to time, appoint 1 (one) or more of their members to be a managing director or a whole-time director of the Company to hold such office on terms and conditions as they may deem fit and delegate such power to him as they may deem proper and from time to time remove or dismiss him or them from office and appoint another in his/their place.

64. The Board may fix the remuneration of such managing director(s) and whole-time director, whether by way of salary or commission or by conferring a right to participate in the profits of the Company or by combination of any of the above.

65. An individual may be appointed or reappointed as the chairperson of the Company as well as the managing director or chief executive officer of the Company at the same time.

66. The Board may appoint a whole-time secretary of the Company possessing the prescribed qualification for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by them. The duties of the whole-time company secretary will be as per the Companies Act and as directed by the Board from time to time.

FOREIGN REGISTER OF MEMBERS

67. The Company may exercise the powers conferred on it by the provisions of the Companies Act with regard to keeping a foreign register of its members, debenture holders and the Board may, subject to provisions of the Companies Act, make and vary such regulations as it may think fit in relation to the keeping of any such registers.

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ALTERATION TO MEMORANDUM

68. The Company shall have the power to alter the conditions of the memorandum of association in any manner as it may deem fit.

SEAL

69. The Company shall not have a common seal.

70. Any authorisation under Section 22 of the Companies Act shall be made by two directors or by a director and the Company Secretary, wherever the company has appointed a Company Secretary.

SECRECY CLAUSE

71. No member shall be entitled to require discovery of or any information respecting any details of the Company's trading or any other matter which may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the directors it will not be expedient in the interest of the Company to communicate the same.

INDEMNITY

72. Subject to the provisions of the Companies Act every director of the Company, officer (whether managing director, manager, secretary or other officer) or employee or any person employed by the Company shall be indemnified by the Company against liability in respect of matters which arise from acts or omissions of the relevant person in the ordinary course of discharging his or her authorised duties other than liability which arises as a result of that persons dishonesty, fraud or negligence, and it shall be the duty of the directors, out of the funds of the Company to pay all costs, losses and expenses (including travelling expenses) which any such director, officer, or other employee, may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, officer or other employee or in any way in the discharge of his duties.

73. Subject as aforesaid every director, officer or other employee of the Company shall be indemnified against any liability incurred by him in defending any proceedings whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or discharged in connection with any application under the Companies Act in which relief is granted to him by the Court or the Tribunal.

GENERAL AUTHORITY

74. Wherever in the Companies Act it has been provided that any company shall have any right, privilege or authority or that any company cannot carry out any transaction unless it is so authorised by its Articles, then and in that case this Article hereby authorises and empowers the Company to have such right, privilege or authority and to carry out such transaction as have been permitted by the Companies Act, without there being any other specific Article in that behalf herein provided.

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We, the several persons, whose names, addresses and descriptions are subscribed hereunder are desirous of being formed into a company in pursuance of these Articles of Association:-

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
1.	24X Bermuda Limited c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda Mr. Michael Paul Millward Authorised Representative of 24X Bermuda Limited, Resident of 67 Valley Road, Henley on Thames, RG9 1RL, United Kingdom son of Mr. Christopher Millward Occupation: Service Vide resolution dat November 16, 2023	Affix photo 	sign [signature]	I witness to subscriber 1 who has subscribed and signed in my presence on 16/1/24 (date) at LONDON UK (place); further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in Name: EMMA TURNER Fathers Name: NEIL TURNER Occupation: BROKER Address: FLAT 6 ASHWOOD HOUSE, 32 HOMERTON ROW, LONDON E9 6ED Signature: [signature]

Date: 16 Jan 2024

Place: LONDON, UK

Signed and sworn to [or affirmed] before me on 16 January 20 24 by Michael Paul Millward (name(s) of individual(s) making statement).

[signature]

(Notary's official signature)

Jessica Elizabeth Sarah Pay
Notary Public

(Title of office)

My Commission is for life

(Commission Expiration)

JOHN VENN & SONS
SCRIVENER NOTARIES
TRANSLATORS
95 Aldwych London
WC2B 4JF England
Tel: 020 7395 4300

notary@johnvenn.co.uk
www.johnvenn.co.uk

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APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1.	**Country:** Pays / Pais:	United Kingdom of Great Britain and Northern Ireland
	This public document Le présent acte public / El presente documento público	
2.	**Has been signed by** a été signé par ha sido firmado por	Jessica Elizabeth Sarah Pay
3.	**Acting in the capacity of** agissant en qualité de quien actúa en calidad de	Notary Public
4.	**Bears the seal / stamp of** est revêtu du sceau / timbre de y está revestido del sello / timbre de	The Said Notary Public
	Certified Attesté / Certificado	
5.	**at** á / en	London
6.	**the** le / el día	17 January 2024
7.	**by** par / por	His Majesty's Principal Secretary of State for Foreign, Commonwealth and Development Affairs
8.	**Number** sous no / bajo el numero	APO-LR44-GMBH-RU02-CUHD
9.	**Seal / stamp** Sceau / timbre Sello / timbre	FOREIGN, COMMONWEALTH & DEVELOPMENT OFFICE LONDON
10.	**Signature** Signature Firma	J. Ingram

This Apostille is not to be used in the UK and only confirms the authenticity of the signature, seal or stamp on the attached UK public document. It does not confirm the authenticity of the underlying document. Apostilles attached to documents that have been photocopied and certified in the UK confirm the signature of the UK official who conducted the certification only. It does not authenticate either the signature on the original document or the contents of the original document in any way.

If this document is to be used in a country not party to the Hague Convention of the 5th of October 1961, it should be presented to the consular section of the mission representing that country

To verify this apostille go to www.verifyapostille.service.gov.uk

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
2.	Dmitri Galinov, Son of Jacob, Resident of 8961 SW 62nd Court, Miami Florida 33134, United States of America Occupation: Service As nominee of 24X Bermuda Limited	Affix Photo	Sign	**I witness to subscriber 2 who has subscribed and signed in my presence on** ____________________ **(date) at** ____________________ **(place);** **further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in** **Name:** _________ **Fathers Name:**________ **Occupation:** ________ **Address:** ____________________ ____________________ ____________________ ____________________ **Signature:**
Date: Place:				

Signed and sworn to [or affirmed] before me on ___________, 20____
by ________________ (name(s) of individual(s) making statement).

____
(Notary's official signature)

____
(Title of office)

____
(Commission Expiration)

MPM

State of Florida

Department of State

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1. Country: United States of America

This public document

2. has been signed by **Gabriela Pozo**

3. acting in the capacity of **Notary Public of Florida**

4. bears the seal/stamp of **Notary Public, State of Florida**

Certified

5. at **Tallahassee, Florida**

6. the **Sixteenth day of January, A.D., 2024**

7. by **Secretary of State, State of Florida**

8. No. **2024-7531**

9. Seal/Stamp:

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

10. Signature:

Secretary of State

DSDE 99 (2/12)

FLORIDA JURAT
FS 117.05(13)

State of Florida
County of Miami Dade

Sworn to (or affirmed) and subscribed before me by means of

☑ Physical Presence,

— OR —

☐ Online Notarization,

this 09 day of Jan, 2024, by
Day *Month* *Year*

Dmitri Galinov
Name of Person Swearing or Affirming

[signature]
Signature of Notary Public — State of Florida

Gabriela Pozo
Name of Notary Typed, Printed or Stamped

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Place Notary Seal Stamp Above

☐ Personally Known

☑ Produced Identification

Type of Identification Produced: PASSPORT

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Name, addresses descriptions and occupations

Document Date: Jan 09, 2024 Number of Pages: 1

Signer(s) Other Than Named Above:

Sr. No.	Names, addresses, descriptions and occupations of subscribers	Photograph	Signature of subscriber	Signature, names, addresses, descriptions and occupations of witnesses
2.	Dmitri Galinov, Son of Jacob, Resident of 8961 SW 62nd Court, Miami Florida 33134, United States of America Occupation: Service As nominee of 24X Bermuda Limited	Affix Photo 	Sign [signature]	**I witness to subscriber 2 who has subscribed and signed in my presence on** Jan 9th 2024 **(date) at** Miami, FL USA **(place);** **further I have verified their identity details (ID) for their identification and satisfied myself of their identification particulars as filled in** **Name:** Michael Sladek **Fathers Name:** Joseph **Occupation:** Head of Ops **Address:** 201 SE 2nd AVE Miami, FL 33131 USA **Signature:** [signature]

Date: Jan 09, 2024

Place: Miami, FL

Signed and sworn to [or affirmed] before me on Jan 09, 20 24 by DMITRI GALINOV (name(s) of individual(s) making statement).

[signature]

(Notary's official signature)

Notary Public

(Title of office)

04/11/2026

(Commission Expiration)

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Signed and sworn to [or affirmed] before me on Jan 09, 2024
by Michael Joseph SLADEK (name(s) of individual(s) making statement).

(Notary's official signature)

Notary Public
(Title of office)

04/11/2026
(Commission Expiration)

GABRIELA POZO
Notary Public - State of Florida
Commission # HH 228469
My Comm. Expires Apr 11, 2026
Bonded through National Notary Assn.

Signed and sworn to [or affirmed] before me on __________, 20____
by ________________ (name(s) of individual(s) making statement).

(Notary's official signature)

(Title of office)

(Commission Expiration)

सत्यमेव जयते

GOVERNMENT OF INDIA
MINISTRY OF CORPORATE AFFAIRS

Central Registration Centre

Certificate of Incorporation

[Pursuant to sub-section (2) of section 7 and sub-section (1) of section 8 of the Companies Act, 2013 (18 of 2013) and rule 18 of the Companies (Incorporation) Rules, 2014]

I hereby certify that 24X ETP INDIA PRIVATE LIMITED is incorporated on this TWENTY EIGHTH day of FEBRUARY TWO THOUSAND TWENTY FOUR under the Companies Act, 2013 (18 of 2013) and that the company is Company limited by shares

The Corporate Identity Number of the company is **U63999MH2024FTC420281**

The Permanent Account Number (PAN) of the company is **AACCZ3569J***

The Tax Deduction and Collection Account Number (TAN) of the company is **MUMX00962D***

Given under my hand at Manesar this TWENTY EIGHTH day of FEBRUARY TWO THOUSAND TWENTY FOUR

Certification signature by DS MINISTRY OF CORPORATE AFFAIRS , CRC MANESAR 1 <ROC.CRC@MCA.GOV.IN>, Validity Unknown

Digitally signed by
DS MINISTRY OF CORPORATE AFFAIRS , CRC MANESAR 1
Date: 2024.02.28 18:23:26 IST

SHEETAL KUMARI

Assistant Registrar of Companies/ Deputy Registrar of Companies/ Registrar of Companies

For and on behalf of the Jurisdictional Registrar of Companies

Registrar of Companies

Central Registration Centre

Disclaimer: This certificate only evidences incorporation of the company on the basis of documents and declarations of the applicant(s). This certificate is neither a license nor permission to conduct business or solicit deposits or funds from public. Permission of sector regulator is necessary wherever required. Registration status and other details of the company can be verified on mca.gov.in

---

Mailing Address as per record available in Registrar of Companies office:

24X ETP INDIA PRIVATE LIMITED

1STFLR-25 SEJ PLAZA MARVE, NR NUTAN VIDYA MANDIR SCH, Malad, Malad West, Mumbai- 400064, Maharashtra

*as issued by Income tax Department

24X National Exchange LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D-1 Unaudited Financial Statements of 24X Bermuda Holdings LLC, for the fiscal year ending December 31, 2025

Exhibit D-2 Unaudited Financial Statements of 24X Bermuda Limited, for the fiscal year ending December 31, 2025

Exhibit D-3 Unaudited Financial Statements of 24 Exchange UK Limited, for the fiscal year ending December 31, 2025

Exhibit D-4 Unaudited Financial Statements of 24X US Holdings LLC, for the fiscal year ending December 31, 2025

Exhibit D-5 24X ETP India Private Limited is inactive and has no financials for the fiscal year ending December 31, 2025

Unaudited-No assurance provided.

24X BERMUDA HOLDINGS LLC
Financial Statements

December 31, 2025

24X BERMUDA HOLDINGS LLC
DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Balance Sheet	1
Statement of Operations	2
Statement of Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements - TO BE PROVIDED AT A LATER DATE	xxxx

24X BERMUDA HOLDINGS LLC
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	21,402
TOTAL CURRENT ASSETS		21,402
OTHER ASSETS		
Investments in wholly-owned subsidiaries		8,579,213
Due from affiliates		4,990,890
TOTAL OTHER ASSETS		13,570,103
TOTAL ASSETS	$	13,591,505

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	16,743
Due to affiliate		26,060
TOTAL CURRENT LIABILITIES		42,803
LONG-TERM LIABILITIES:		
Investments in wholly-owned subsidiaries		16,003,574
TOTAL LONG-TERM LIABILITIES		16,003,574
TOTAL LIABILITIES		16,046,377
COMMITMENTS		
MEMBERS' EQUITY (DEFICIT)		(2,454,872)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	13,591,505

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA HOLDINGS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

EXPENSES:		
Insurance expense	$	**21,696**
Professional fees		**90,309**
Loss in equity of wholly-owned subsidiaries		**6,773,659**
NET LOSS	$	**6,885,664**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA HOLDINGS LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2025

	Preferred Units	Common Units	Accumulated Deficit	Total
Members' equity (deficit) balance, January 1, 2025	$ 26,545,887	$ 2,509,860	$ (24,668,052)	$ 4,387,695
Unit-based compensation recorded by subsidiary	-	43,097	-	43,097
Net loss	-	-	(6,885,664)	(6,885,664)
Members' equity (deficit) balance, December 31, 2025	$ 26,545,887	$ 2,552,957	$ (31,553,716)	$ (2,454,872)

24X BERMUDA HOLDINGS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**(6,885,664)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss in equity of subsidiaries		**6,773,658**
Professional fees paid by subsidiary		**67,480**
Decrease in operating assets:		
Prepaid expenses and other current assets		**27,783**
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		**16,743**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**-**
NET DECREASE IN CASH		**-**
CASH, ***beginning of year***		**-**
CASH, ***end of year***	**$**	**-**
Schedule of noncash activities:		
Unit-based compensation recorded by subsidiary	$	**43,097**
Prepaid expenses paid by subsidiary	$	**43,306**

See Accompanying Notes to Financial Statements

Unaudited-No assurance provided.

24X BERMUDA LIMITED
(F/K/A 24 EXCHANGE BERMUDA LIMITED)
Financial Statements

December 31, 2025

24X BERMUDA LIMITED
DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Balance Sheet	1
Statement of Operations	2
Statement of Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements - TO BE PROVIDED AT LATER DATE	xxxx

24X BERMUDA LIMITED
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Cash	$	**4,201,358**
Accounts receivable		**4,349,988**
Prepaid expenses and other current assets		**101,010**
TOTAL CURRENT ASSETS		**8,652,356**
EQUIPMENT, NET		**110,476**
OPERATING LEASE RIGHT-OF-USE ASSETS		**177,143**
OTHER ASSETS		
Due from affiliates		**5,052,159**
Security deposit		**69,007**
Investment in wholly-owned subsidiary		**87,118**
TOTAL OTHER ASSETS		**5,208,284**
TOTAL ASSETS	**$**	**14,148,259**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	**$**	**1,074,846**
Deferred revenue		**22,747**
Operating leases liabilities, current portion		**107,995**
TOTAL CURRENT LIABILITIES		**1,205,588**
LONG TERM LIABILITIES		
Due to Parent and affiliates		**4,281,071**
Operating leases liabilities, net of current portion		**82,387**
TOTAL LONG TERM LIABILITIES		**4,363,458**
TOTAL LIABILITIES		**5,569,046**
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value		**2,000**
Additional paid-in capital		**20,911,258**
Accumulated deficit		**(12,334,045)**
TOTAL STOCKHOLDER'S EQUITY		**8,579,213**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**14,148,259**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUE	**$ 19,535,958**
OPERATING EXPENSES:	
Office salaries	**7,647,378**
Trading costs	**4,313,332**
Communications and technology	**1,289,015**
Office expense	**1,010,413**
Professional fees	**486,721**
Travel and entertainment	**312,159**
Advertising and promotion	**59,651**
Stock-based compensation	**43,097**
Depreciation	**45,991**
TOTAL OPERATING EXPENSES	**15,207,757**
LOSS FROM OPERATIONS	**4,328,201**
OTHER INCOME (EXPENSE):	
Gain on foreign currency transactions	**36,144**
Income in equity of wholly-owned subsidiary	**49,497**
Interest income	**2,194**
TOTAL OTHER INCOME	**87,835**
NET LOSS	$ **4,416,036**

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2025	$ -	$ 2,000	$ 20,911,258	$ (16,750,081)	$ 4,163,177
Net Income	-	-	-	4,416,036	4,416,036
Balance, December 31, 2025	$ -	$ 2,000	$ 20,911,258	$ (12,334,045)	$ 8,579,213

See Accompanying Notes to Financial Statements – To be provided.

24X BERMUDA LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**4,416,036**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		**45,991**
Amortization of operating lease right-of-use assets		**(17,117)**
Non-cash compensation		**230,140**
Income in equity of wholly-owned subsidiary		**(49,497)**
Decrease (increase) in operating assets:		
Accounts receivable		**(2,357,792)**
Prepaid expenses and other current assets		**(18,736)**
Decrease in operating liabilities:		
Accounts payable and accrued expenses		**(341,867)**
Operating lease liabilities		**26,544**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**1,933,702**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net repayments of advances due from parent and affiliate		**(1,249,532)**
Purchases of equipment		**(40,838)**
NET CASH USED BY INVESTING ACTIVITIES		**(1,290,370)**
NET INCREASE IN CASH		**643,332**
CASH, ***beginning of year***		**3,558,026**
CASH, ***end of year***	**$**	**4,201,358**
Supplemental cash flow information:		
Cash paid for income taxes	$	**3,750**

See Accompanying Notes to Financial Statements – To be provided.

Company registration number 11949137 (England and Wales)

24 EXCHANGE UK LIMITED

Annual report and unaudited financial statements

For the year ended 31 December 2025

24 EXCHANGE UK LIMITED

COMPANY INFORMATION

Directors	Mr D Galinov Mr M P Millward
Secretary	Oakwood Corporate Secretary Limited
Company number	11949137
Registered office	3rd Floor 1 Ashley Road Altrincham Cheshire England WA14 2DT
Accountants	WSM Advisors Limited Connect House 133-137 Alexandra Road Wimbledon London SW19 7JY

24 EXCHANGE UK LIMITED

CONTENTS

	Page
Directors' report	1
Accountants' report	2
Profit and loss account	3
Balance sheet	4
Notes to the financial statements	5 - 8

24 EXCHANGE UK LIMITED

DIRECTORS' REPORT

For the year ended 31 December 2025

The directors present their annual report and financial statements for the year ended 31 December 2025.

Principal activities
The principal activity of the company is to act as a service provider to its parent company 24 Exchange Bermuda Limited, seeking contracts for the multi-asset class, 24-hour trading platform.

Directors
The directors who held office during the year and up to the date of signature of the financial statements were as follows:

Mr D Galinov
Mr M P Millward

Small companies exemption
This report has been prepared in accordance with the provisions applicable to companies entitled to the small companies exemption.

On behalf of the board

....
Mr M P Millward
Director

Date: ....

24 EXCHANGE UK LIMITED

ACCOUNTANTS' REPORT TO THE BOARD OF DIRECTORS ON THE PREPARATION OF THE UNAUDITED STATUTORY FINANCIAL STATEMENTS OF 24 EXCHANGE UK LIMITED FOR THE YEAR ENDED 31 DECEMBER 2025

In order to assist you to fulfil your duties under the Companies Act 2006, we have prepared for your approval the financial statements of 24 Exchange UK Limited for the year ended 31 December 2025 which comprise the profit and loss account, the balance sheet and the related notes from the company's accounting records and from information and explanations you have given us.

As a practising member firm of the Institute of Chartered Accountants in England and Wales (ICAEW), we are subject to its ethical and other professional requirements which are detailed at https://www.icaew.com/regulation.

This report is made solely to the board of directors of 24 Exchange UK Limited, as a body, in accordance with the terms of the engagement letter dated 10 June 2025. Our work has been undertaken solely to prepare for your approval the financial statements of 24 Exchange UK Limited and state those matters that we have agreed to state to the board of directors of 24 Exchange UK Limited, as a body, in this report in accordance with ICAEW Technical Release 07/16 AAF. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than 24 Exchange UK Limited and its board of directors as a body, for our work or for this report.

It is your duty to ensure that 24 Exchange UK Limited has kept adequate accounting records and to prepare statutory financial statements that give a true and fair view of the assets, liabilities, financial position and profit of 24 Exchange UK Limited. You consider that 24 Exchange UK Limited is exempt from the statutory audit requirement for the year.

We have not been instructed to carry out an audit or a review of the financial statements of 24 Exchange UK Limited. For this reason, we have not verified the accuracy or completeness of the accounting records or information and explanations you have given to us and we do not, therefore, express any opinion on the statutory financial statements.

WSM Advisors Limited
Chartered Accountants
Connect House
133-137 Alexandra Road
Wimbledon
London
SW19 7JY
Date: ....

24 EXCHANGE UK LIMITED

PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2025

	2025 £	2024 £
Turnover	1,441,000	1,151,581
Administrative expenses	(1,400,444)	(1,133,089)
Profit before taxation	40,556	18,492
Tax on profit	(16,723)	(7,607)
Profit for the financial year	23,833	10,885

The profit and loss account has been prepared on the basis that all operations are continuing operations.

24 EXCHANGE UK LIMITED

BALANCE SHEET

As at 31 December 2025

	Notes	2025 £	2025 £	2024 £	2024 £
Fixed assets					
Tangible assets	**3**		1,179		2,257
Current assets					
Debtors	**4**	220,222		198,016	
Cash at bank and in hand		67,252		23,409	
		287,474		221,425	
Creditors: amounts falling due within one year	**5**	(234,858)		(193,721)	
Net current assets			52,616		27,704
Net assets			53,795		29,961
Capital and reserves					
Called up share capital			1		1
Profit and loss reserves			53,794		29,960
Total equity			53,795		29,961

For the financial year ended 31 December 2025 the company was entitled to exemption from audit under section 477 of the Companies Act 2006 relating to small companies.

The member has not required the company to obtain an audit of its financial statements for the year in question in accordance with section 476.

The directors acknowledge their responsibilities for complying with the requirements of the Companies Act 2006 with respect to accounting records and the preparation of financial statements.

These financial statements have been prepared in accordance with the provisions applicable to companies subject to the small companies regime.

The financial statements were approved by the board of directors and authorised for issue on .... and are signed on its behalf by:

....

Mr M P Millward

Director

Company registration number 11949137 (England and Wales)

1 Accounting policies

Company information

24 Exchange UK Limited is a private company limited by shares incorporated in England and Wales. The registered office is 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, England, WA14 2DT.

1.1 Accounting convention

These financial statements have been prepared in accordance with FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland" ("FRS 102") and the requirements of the Companies Act 2006 as applicable to companies subject to the small companies regime. The disclosure requirements of section 1A of FRS 102 have been applied other than where additional disclosure is required to show a true and fair view.

The financial statements are prepared in sterling, which is the functional currency of the company. Monetary amounts in these financial statements are rounded to the nearest £.

The financial statements have been prepared under the historical cost convention. The principal accounting policies adopted are set out below.

1.2 Turnover

Turnover is recognised at the fair value of the consideration received or receivable for services provided in the normal course of business.

1.3 Tangible fixed assets

Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of depreciation and any impairment losses.

Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives on the following bases:

Plant and equipment	25% straight line

The gain or loss arising on the disposal of an asset is determined as the difference between the sale proceeds and the carrying value of the asset, and is credited or charged to profit or loss.

1.4 Impairment of fixed assets

At each reporting period end date, the company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

1 Accounting policies **(Continued)**

Recognised impairment losses are reversed if, and only if, the reasons for the impairment loss have ceased to apply. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

1.5 Cash and cash equivalents

Cash and cash equivalents are basic financial assets and include cash in hand, deposits held at call with banks, other short-term liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities.

1.6 Financial instruments

The company has elected to apply the provisions of Section 11 ‘Basic Financial Instruments’ and Section 12 ‘Other Financial Instruments Issues’ of FRS 102 to all of its financial instruments.

Financial instruments are recognised in the company's balance sheet when the company becomes party to the contractual provisions of the instrument.

Financial assets and liabilities are offset, with the net amounts presented in the financial statements, when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Basic financial assets

Basic financial assets, which include debtors and cash and bank balances, are initially measured at transaction price including transaction costs and are subsequently carried at amortised cost using the effective interest method unless the arrangement constitutes a financing transaction, where the transaction is measured at the present value of the future receipts discounted at a market rate of interest. Financial assets classified as receivable within one year are not amortised.

Classification of financial liabilities

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the company after deducting all of its liabilities.

Basic financial liabilities

Basic financial liabilities, including creditors, bank loans, loans from fellow group companies and preference shares that are classified as debt, are initially recognised at transaction price unless the arrangement constitutes a financing transaction, where the debt instrument is measured at the present value of the future payments discounted at a market rate of interest. Financial liabilities classified as payable within one year are not amortised.

Debt instruments are subsequently carried at amortised cost, using the effective interest rate method.

Trade creditors are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Amounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade creditors are recognised initially at transaction price and subsequently measured at amortised cost using the effective interest method.

1.7 Equity instruments

Equity instruments issued by the company are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the company.

1 Accounting policies **(Continued)**

1.8 Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax

Deferred tax liabilities are generally recognised for all timing differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits. Such assets and liabilities are not recognised if the timing difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

1.9 Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of the cost of stock or fixed assets.

The cost of any unused holiday entitlement is recognised in the period in which the employee's services are received.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

1.10 Retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

1.11 Foreign exchange

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the reporting end date. Gains and losses arising on translation in the period are included in profit or loss.

2 Employees

The average monthly number of persons (including directors) employed by the company during the year was:

	2025 Number	2024 Number
Total	4	3

3 Tangible fixed assets

	Plant and machinery etc
	£
Cost	
At 1 January 2025 and 31 December 2025	4,310
Depreciation and impairment	
At 1 January 2025	2,053
Depreciation charged in the year	1,078
At 31 December 2025	3,131
Carrying amount	
At 31 December 2025	1,179
At 31 December 2024	2,257

4 Debtors

	2025	2024
Amounts falling due within one year:	£	£
Other debtors	220,222	198,016

5 Creditors: amounts falling due within one year

	2025	2024
	£	£
Corporation tax	16,723	7,455
Other taxation and social security	2,031	-
Other creditors	216,104	186,266
	234,858	193,721

6 Parent company

The parent company of 24 Exchange UK Limited is 24X Bermuda Limited and its registered office is c/o Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton, HM11, BERMUDA.

The Ultimate controlling party is 24X Bermuda Holdings LLC.

24 EXCHANGE UK LIMITED

DETAILED TRADING AND PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2025

		2025		2024
	£	£	£	£
Turnover				
Fees received		1,441,000		1,151,581
Administrative expenses				
Wages and salaries	419,010		238,821	
Social security costs	138,759		91,950	
Staff welfare	895		1,887	
Staff pension costs defined contribution	15,900		13,200	
Directors' remuneration	648,070		610,584	
Rent re licences and other	75,392		73,118	
Computer running costs	422		156	
Conference tickets	6,034		9,444	
Travelling expenses	43,722		49,218	
Legal and professional fees	1,015		13,757	
Accountancy	12,951		10,893	
Bank charges	1,305		1,291	
Printing and stationery	296		389	
Advertising	6,869		-	
Telecommunications	717		579	
Entertaining	29,687		14,423	
Sundry expenses	-		15	
Subscriptions	2,237		2,316	
Depreciation	1,078		1,078	
Profit or loss on foreign exchange	(3,915)		(30)	
Administrative expenses		(1,400,444)		(1,133,089)
Operating profit		40,556		18,492

Unaudited-No assurance provided.

24X US HOLDINGS LLC
Financial Statements

December 31, 2025

24X US HOLDINGS LLC
DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Balance Sheet	1
Statement of Operations	2
Statement of Member's Deficiency	3
Statement of Cash Flows	4
Notes to Financial Statements -TO BE PROVIDED AT A LATER DATE	XXX

Unaudited-No assurance provided.

24X US HOLDINGS LLC
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	**$**	**12,390,435**
Prepaid expense		**5,344**
TOTAL CURRENT ASSETS		**12,395,779**
OTHER ASSETS		
Due from affiliate and subsidiary		**7,715,038**
TOTAL OTHER ASSETS		**7,715,038**
TOTAL ASSETS	**$**	**20,110,817**

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accrued expenses	**$**	**1,504,843**
Due to parent		**3,657,281**
Convertible notes		**19,725,939**
Losses in excess of investment in wholly-owned subsidiary		**11,226,329**
TOTAL CURRENT LIABILITIES		**36,114,392**
TOTAL LIABILITIES		**36,114,392**
MEMBER'S DEFICIENCY:		
Member's deficiency		**(16,003,575)**
TOTAL MEMBER'S DEFICIENCY		**(16,003,575)**
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	**$**	**20,110,817**

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

REVENUE	**$ 7,853,275**
OPERATING EXPENSES:	
Office salaries and related costs	**7,518,164**
Professional fees	**123,296**
Office expense	**112,078**
Taxes	**4,550**
TOTAL OPERATING EXPENSES	**7,758,088**
INCOME FROM OPERATIONS	**95,187**
OTHER INCOME	
Interst income	**77,464**
TOTAL OTHER INCOME	**77,464**
OTHER EXPENSE	
Interst expense	**583,542**
Loss in equity of wholly-owned subsidiary	**10,778,803**
TOTAL OTHER EXPENSE	**11,362,345**
NET LOSS	**$ (11,189,694)**

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025	$	(4,813,881)
Net loss		(11,189,694)
Balance, December 31, 2025	$	(16,003,575)

See Accompanying Notes to Financial Statements – To be provided.

24X US HOLDINGS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net loss	$ **(11,189,694)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss in equity of wholly-owned subsidiary	**10,778,803**
Interest expense on convertible notes	**583,542**
Change in operating assets and liabilities:	
Prepaid expenses	**845**
Accrued expenses	**888,583**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,062,079**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Advances to affiliates	**(3,192,606)**
Capital contributions to subsidiary	**(5,000,000)**
NET CASH USED BY INVESTING ACTIVITIES	**(8,192,606)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Convertible notes proceeds	**20,000,000**
Debt issuance costs	**(857,603)**
NET CASH PROVIDED BY FINANCING ACTIVITIES	**19,142,397**
NET INCREASE IN CASH	**12,011,870**
CASH, *beginning of year*	**378,565**
CASH, *end of year*	**$ 12,390,435**

Supplemental cash flow information:

Exhibit D-5

24X ETP India Private Limited is inactive and has no financials for the fiscal year ending December 31, 2025.

24X National Exchange LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

The unaudited financial statements for 24X National Exchange LLC (the "**Exchange**") for the fiscal year ending December 31, 2025 are submitted as Exhibit I-1. The Exchange expects to provide audited financial statements by July 31, 2026.

Unaudited-No assurance provided.

24X NATIONAL EXCHANGE LLC
Financial Statements

December 31, 2025

24X NATIONAL EXCHANGE LLC

DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Statement of Financial Position	3
Statement of Operations	4
Statement of Member's Deficiency	5
Statement of Cash Flows	6
Notes to Financial Statements	7-19

24X NATIONAL EXCHANGE LLC
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Cash	$	2,434,950
Accounts receivable		1,367,501
Prepaid expense		212,144
TOTAL CURRENT ASSETS		4,014,595
PROPERTY AND EQUIPMENT, NET		5,701
OTHER ASSETS		
Due from ultimate parent		26,060
TOTAL OTHER ASSETS		26,060
TOTAL ASSETS	$	4,046,356

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	2,191,708
Deferred revenue		1,720,578
Due to parent		5,018,947
Due to affiliate		5,032,060
TOTAL CURRENT LIABILITIES		13,963,293
TOTAL LIABILITIES		13,963,293
MEMBER'S DEFICIENCY:		
Member's deficiency		(9,916,937)
TOTAL MEMBER'S DEFICIENCY		(9,916,937)
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	$	4,046,356

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

REVENUE:		
Trading & transaction revenue (net of incentives)	$	(1,280,471)
Market data & connectivity revenue		1,940,269
Membership revenue		16,600
TOTAL REVENUE		676,398
OPERATING EXPENSES:		
Technology expense		3,944,648
Consultants and professional fees		3,519,826
Management fee - Parent (related party)		3,135,948
Market data		307,616
Travel and entertainment		296,753
Advertising and promotion		133,566
Office expense		112,368
Business licenses and taxes		3,599
Depreciation		877
TOTAL OPERATING EXPENSES		11,455,201
LOSS FROM OPERATIONS		(10,778,803)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(10,778,803)

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025		**(5,447,527)**
Capital contributed by parent		**6,309,393**
Net loss		**(10,778,803)**
Balance, December 31, 2025	**$**	**(9,916,937)**

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ **(10,778,803)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	**877**
Non-cash customer incentive - warrant program	**1,309,393**
Decrease (increase) in operating assets:	
Accounts receivable	**(1,367,501)**
Prepaid expenses	**(212,144)**
Due from ultimate parent	**(26,060)**
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	**2,162,708**
Deferred revenue	**1,720,578**
Due to parent	**3,562,602**
Due to affiliate	**1,069,878**
NET CASH USED IN OPERATING ACTIVITIES	**(2,558,472)**
CASH FLOWS PROVIDED FROM INVESTING ACTIVITIES:	
Purchases of equipment	**(6,578)**
NET CASH USED IN INVESTING ACTIVITIES	**(6,578)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from parent	**5,000,000**
NET CASH PROVIDED BY FINANCING ACTIVITIES	**5,000,000**
NET INCREASE IN CASH	**2,434,950**
CASH, *beginning of year*	**-**
CASH, *end of year*	**$ 2,434,950**

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

24X National Exchange LLC (the "Company") was formed as a limited liability company under the laws of Delaware in 2021 and is a wholly owned subsidiary of 24X US Holdings LLC (the "Parent").

The Company is a national securities exchange registered with the U.S. Securities and Exchange Commission ("SEC") under Section 6 of the Securities Exchange Act of 1934, as amended. The Company received SEC approval to operate a registered securities exchange on November 27, 2024.

The Company operates an electronic trading platform that facilitates the buying and selling of equity securities through an automated matching process. The Company commenced operations in 2025 and continues to expand its platform and participant activity.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Going Concern
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception and currently has limited operating revenue and insufficient liquidity to meet its obligations for at least 12 months from the date the financial statements are available to be issued. The Company is dependent on financial support from its Parent and affiliated entities to fund its operations.

During 2025, the Parent issued convertible promissory notes to third-party investors and received proceeds of approximately $20,000,000 to support operations. As further described in Subsequent Events, subsequent to year-end, the Parent completed the conversion of certain outstanding convertible notes into equity, which strengthened the Parent's capital structure and eliminated related debt obligations.

Note 2 - Summary of Significant Accounting Policies (Continued)

Liquidity and Going Concern (Continued)
While management expects that the Parent will continue to provide financial support, there can be no assurance that such funding will be sufficient or available on acceptable terms to meet the Company’s future liquidity requirements. Accordingly, these conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months following the issuance of these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised services transfers to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company’s contracts are generally short-term in nature and do not contain significant financing components. The Company applies the practical expedient to recognize revenue for performance obligations with an original expected duration of one year or less as invoiced. Revenue is presented net of incentives and rebates, including liquidity rebates and customer incentive arrangements, which represent consideration payable to customers.

Principal vs. Agent Considerations
The Company evaluates whether it acts as a principal or an agent by assessing control of services prior to transfer, including responsibility for fulfillment, discretion in establishing pricing, and exposure to risks associated with the provision of services.

Trading and transaction revenue**:** The Company operates and controls its trading platform and is responsible for execution services. Accordingly, the Company acts as a principal and recognizes revenue on a gross basis, with incentives recorded as reductions of revenue.

Note 2 - Summary of Significant Accounting Policies (Continued)

Market data and connectivity revenue**:** The Company controls access to its trading network and proprietary data and establishes pricing. Accordingly, the Company acts as a principal and recognizes revenue on a gross basis.

SIP revenue**:** The Company does not control the underlying consolidated market data services and does not have pricing discretion. Accordingly, the Company acts as an agent and recognizes revenue when earned and reasonably estimable.

Membership revenue: The Company controls the provision of exchange access and related services and therefore acts as a principal.

Revenue Streams

Trading and transaction revenue (net of incentives) is recognized at a point in time upon execution of a trade. Incentives, including liquidity rebates and warrant programs, are recorded as reductions of revenue.

Market data and connectivity revenue is recognized over time as services are provided, generally on a ratable or straight-line basis.

Membership revenue is recognized over time on a ratable basis over the membership period.

Disaggregation of revenues is as follows:

Revenue Stream	**Amount**
Connectivity revenue	$ 1,116,250
Brokerage revenue	998,660
Market data revenue	321,900
SIP revenue	299,119
Port revenue	203,000
Membership fee revenue	16,600
Customer Incentive - Warrant program	(1,309,393)
Customer Incentive - Liquidity rebate	(969,738)
Total net revenue	**$ 676,398**

Note 2 - Summary of Significant Accounting Policies (Continued)

Customer Incentive Arrangements (Warrants)

The Company participates in a customer incentive program under which broker-dealer members may earn warrants issued by the Company's parent entity based on achieving specified trading volume thresholds on the Company's exchange.

The warrants are granted in connection with customers' purchase of exchange services and are considered consideration payable to a customer in accordance with ASC 606. Accordingly, the fair value of such warrants is recorded as a reduction of transaction-based revenue in the period the related trading activity occurs.

For the year ended December 31, 2025, the Company recognized $1,309,393 as a reduction of revenue related to warrants earned by customers.

The warrants are exercisable into equity instruments of the Company's parent and do not represent equity instruments of the Company. The offsetting entry is recorded based on the substance of the arrangement (see Note 6).

Contract Assets
A contract asset represents the Company's right to consideration in exchange for services that have been transferred to a customer when that right is conditional on factors other than the passage of time. The Company did not have any contract assets as of December 31, 2025.

Contract Liabilities (Deferred Revenue)
A contract liability represents the Company's obligation to transfer services to a customer for which consideration has been received in advance of satisfying the related performance obligations. Contract liabilities are recognized when the Company receives prepayments from customers prior to the transfer of services.

Contract liabilities consist primarily of advance payments received from customers for future trading and connectivity services, including amounts received under the Company's Warrant Performance Incentive Program. These amounts represent advance consideration for services not yet performed and are recorded as deferred revenue upon receipt.

The Company recognizes revenue as the related services are provided and performance obligations are satisfied, generally based on actual trading activity during the period. Deferred revenue is reduced as services are performed, with prepaid balances applied to settle amounts billed to customers.

Note 2 - Summary of Significant Accounting Policies (Continued)

Contract Liabilities (Deferred Revenue)(Continued)
Contract liabilities (deferred revenue) were $-0 and $1,720,578 as of January 1, 2025, and December 31, 2025, respectively.

During the year ended December 31, 2025, the Company received $2,500,000 in advance customer payments and recognized $779,422 as revenue from amounts previously recorded as deferred revenue as the related services were performed. The remaining balance of $1,720,578 represents advance consideration for which the related performance obligations have not yet been satisfied as of December 31, 2025.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and presented net of an allowance for expected credit losses. The Company extends normal trade credit to its customers and performs ongoing evaluations of customers' financial condition; no collateral is required.

In accordance with ASC 326, the Company estimates expected credit losses using a methodology that considers historical loss experience, current conditions, and reasonable and supportable forecasts, as well as the aging and composition of outstanding receivables. Given the Company's limited operating history, the estimate places primary reliance on current conditions, the credit quality of counterparties, and the short-term nature and aging profile of receivable balances.
The Company monitors receivable balances on an ongoing basis and writes off amounts deemed uncollectible when identified. Recoveries of amounts previously written off are recorded when received.

As of December 31, 2025, substantially all receivables were current, and the Company has not experienced any historical credit losses. Based on its evaluation of the aging of receivables, customer credit quality, and subsequent collection activity, management concluded that expected credit losses were not material. Accordingly, no allowance for expected credit losses was recorded as of December 31, 2025.

Equipment, Net
Equipment is recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line based upon the estimated useful life of five years.

Note 2 - Summary of Significant Accounting Policies (Continued)

Impairment of Equipment

Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. There was no impairment in the year ended December 31, 2025.

Operating Expense

The Company recognizes expenses as incurred, in accordance with the accrual basis of accounting. Expenses are recorded in the period in which the related goods or services are received, regardless of when cash payments are made. The primary components of operating expenses include technology expense $3,944,648, management fee $3,135,948, consulting and professional fees $3,519,826, and other expenses - including rent, market data, travel and entertainment, office expenses totaling $720,336. The Company reviews expenses for proper classification and alignment with the matching principle.

Advertising and Promotion

Advertising and promotion is expensed in the period incurred. Advertising and promotion totaled $133,566 for the year ended December 31, 2025.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company.

The Company is included in the consolidated federal tax return of the Parent. The Company calculates the provision for income taxes by using a separate-return method. Under this method, the Company assumes to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The Company’s current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that the Company could claim on the hypothetical return and assess the need for a valuation allowance on the basis of its projected separate-return results.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Any difference between the tax provision (or benefit) allocated to the Company under the separate-return method and payments to be made to (or received from) the Parent for tax expense is treated as either dividends or capital contributions. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Parent is periodically settled as a capital contribution from Parent to the Company.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes," which requires that the Company recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryforward period available under tax law. We evaluate whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, "Income Taxes," includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused.

Note 2 - Summary of Significant Accounting Policies (Continued)

Operating Segments

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances disclosure requirements for reportable segments, including expanded disclosure of significant segment expenses and other segment items on both an interim and annual basis.

The Company adopted ASU 2023-07 for the year ended December 31, 2025. The adoption of this standard did not impact the Company's financial position, results of operations, or cash flows, as the guidance relates solely to enhanced disclosure requirements.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses," which requires public business entities to disclose additional information about specific expenses categories in the notes to financial statements at interim and annual reporting periods. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact that adoption of this new accounting guidance will have on its financial statements and footnote disclosures and has not yet adopted this guidance.

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated subsequent events through June xx, 2026, the date that the financial statements were issued.

Subsequent to December 31, 2025, 24X US Holdings LLC (the "Parent") entered into and executed agreements resulting in the conversion of outstanding convertible promissory notes into equity interests of the Parent.

On February 4, 2026, the Parent executed a subscription agreement pursuant to which a previously issued convertible promissory note with a principal amount of $20,000,000 was converted into 1,661,967 voting common units of the Parent. Upon conversion, all obligations and liabilities under the note were extinguished and the note was terminated in full.

The Parent also amended and restated its limited liability company agreement and capitalization structure in connection with these transactions, including revisions to authorized units and equity ownership interests.

Note 3 - Equipment, Net

Equipment, net, consisted of the following as of December 31, 2025:

Computer equipment	$	6,578
Less: accumulated depreciation		877
Equipment, net	$	5,701

Depreciation expense totaled $877 for the year ended December 31, 2025.

Note 4 - Related Party Transactions

Management Fee
The Parent charges the Company a management fee based on an allocable portion of the Parent's payroll and related costs. For the year ended December 31, 2025, the management fee totaled $3,135,948. At December 31, 2025, the Company owed the Parent $5,018,947.

Advances From Affiliate
The Company's affiliate funds its professional fees and other operating costs. In addition, as the Company did not have a bank account for part of 2025, the Affiliate remitted payments on behalf of the Company. The advances are non-interest bearing and are not secured. The advances have been classified as current liabilities due to the absence of stipulated payment terms. For the year ended December 31, 2025, the affiliate advanced $1,069,878. At December 31, 2025, the Company owed the affiliate $5,032,059.

Advances To Ultimate Parent
The Company paid on behalf of its Ultimate Parent expenses of $26,060. At December 31, 2025, the Company's ultimate parent owed the Company $26,060.

Note 5 - Warrant Incentive Program and Valuation

The Company maintains a volume-based incentive program under which customers earn warrants issued by the Company's parent entity based on trading activity on the Company's exchange platform. The number of warrants earned is determined based on customer trading volume and overall exchange performance metrics. The warrants do not represent payment for a distinct good or service and are earned over time as activity occurs.

The Company accounts for warrants issued to customers as consideration payable to a customer in accordance with ASC 606. Accordingly, the fair value of warrants is recognized as a reduction of revenue in the period in which the related trading activity occurs, consistent with the recognition of the underlying transaction revenue.

Because the warrants are exercisable into equity instruments of the Company's parent and the parent is the sole obligor with no reimbursement obligation by the Company, the offsetting entry is recorded as a capital contribution from the parent within equity

For the year ended December 31, 2025, the Company recognized $1,309,393 as a reduction of revenue related to warrants earned by customers under the incentive program.

Note 5 - Warrant Incentive Program and Valuation (Continued)

The fair value of warrants is estimated at the date the related performance conditions are satisfied using an option pricing model (Black-Scholes). The valuation incorporates assumptions including expected term, volatility, risk-free interest rate, and the underlying equity value.

The accounting for the warrant incentive program requires management to apply judgment in determining (i) whether the warrants represent consideration payable to a customer, (ii) the timing of when performance conditions are satisfied, and (iii) the key assumptions used in the valuation model.

The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected term	7 years
Stock price	$ 5.97
Exercise price	$ 0.01
Volatility	75%
Risk-free rate	3.92%
Dividend yield	0.00%

The total number of warrants earned during the period was 219,608 units.

Note 7 - Income Taxes

The provision for income taxes for the year ended December 31, 2025, is set forth below:

Current and Deferred:	
Federal - current	$ -
Federal - deferred	-
Total Provision for Income Taxes	$ -

Note 7 - Income Taxes (Continued)

The following is a reconciliation of the Company's income tax rate computed using the federal statutory rate to the Company's actual income tax rate for the year ended December 31, 2025 is set forth below:

U.S. statutory income tax rate	27.66%
Valuation allowance	-27.66%
Total	0.00%

The components of deferred tax assets at December 31, 2025, are set forth below:

Deferred tax assets(liablities):	
Net operating loss - US federal and states	$ 3,758,000
Total deferred tax assets before valuation allowance	3,758,000
Valuation allowance	(3,758,000)
Net deferred tax assets	$ -

During the year ended December 31, 2025, the Company recorded a valuation allowance equal to its deferred tax assets. The Company determined that sufficient uncertainty exists regarding the future realization of these deferred tax assets through future taxable income. If, in the future, the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reduced or eliminated. With a full valuation allowance, any change in the deferred tax asset or liability is fully offset by a corresponding change in the valuation allowance. At December 31, 2025, the Company provided a valuation allowance on its deferred tax assets of $3,758,000. The Company's valuation allowance increased by approximately $1,984,000 for the year ended December 31, 2025.

As of December 31, 2025, the Company had a federal net operating loss carryforward of approximately $14,896,000 which does not expire. In addition, the Company has net operating loss carry forwards from various states of approximately $9,449,000 which expire in 2045.

At December 31, 2025, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The Company does not expect that its unrecognized tax benefits will materially increase within the next twelve months. As of December 31, 2025, the Company has not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

Note 7 - Income Taxes (Continued)

The deferred tax liability related to internally developed software arises from the immediate deductibility of such costs for tax purposes, while the costs are capitalized and amortized over future periods for financial reporting purposes.

The Company's Parent files federal returns that are subject to a statute of limitations. The 2022 through 2025 tax years generally remain subject to examination.

Note 8 – Segment information

The Company operates as a single reportable segment. The Company's chief operating decision maker ("CODM") is its President, who reviews financial information presented for purposes of assessing performance and allocating resources.

The CODM evaluates performance and allocates resources based on the Company's consolidated net loss, which is reported on the Statement of Operations.

The CODM does not regularly review discrete expense information by segment. Accordingly, significant segment expenses are not separately identified and reported to the CODM, and as such, no additional segment expense disclosures are presented.

As a single reportable segment entity, the Company's results of operations are consistent with those presented in the accompanying financial statements.

24X National Exchange LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*
2. *Title.*
3. *Dates of commencement and termination of term of office or position.*
4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Directors of 24X National Exchange LLC ("24X Exchange" or the "Exchange")

The Board of Directors of 24X Exchange (the "Exchange Board") is composed of at least seven directors. The Exchange Board shall consist of the Chief Executive Officer of 24X Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors and (C) Member Representative Directors to meet the following composition requirements: (1) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors; (2) the number of Member Representative Directors shall be at least twenty percent of the Board; and (3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker or dealer.

The following persons are directors of 24X Exchange:

Name	Classification	Term	Type of Business
Dmitri Galinov	Industry/CEO	From 2/25/25	Exchange Officer
Jessica D'Alton	Member Representative	From 9/25/25	Financial Professional
Diwa Cody	Member Representative	From 9/25/25	Financial Professional
Jose Marques	Non-Industry/Independent	From 2/25/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 2/25/25	Financial Professional
Daniel Lawrence	Non-Industry/Independent	From 2/25/25	Financial Professional
Howard Kramer	Non-Industry/Independent	From 2/25/25	Former Government and Legal Professional

Committees of 24X Exchange

24X Exchange has established Exchange Board committees listed below, each of which shall be comprised of at least three members:

Regulatory Oversight Committee

Name	Classification	Term	Type of Business
Howard Kramer	Non-Industry/Independent	From 11/1/25	Former Government and Legal Professional
Jose Marques	Non-Industry/Independent	From 11/1/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 11/1/25	Financial Professional

Appeals Committee

Name	Classification	Term	Type of Business
Ad Hoc	Independent	n/a	
Ad Hoc	Independent	n/a	
Ad Hoc	Member Representative	n/a	

Member Nominating Committee

Name	Classification	Term	Type of Business
Jessica D'Alton	Member Representative	From 11/1/25	Financial Professional
Diwa Cody	Member Representative	From 11/1/25	Financial Professional
John C. Procopion	Member Representative	From 4/29/26	Financial Professional

Nominating Committee

Name	Classification	Term	Type of Business
Daniel Lawrence	Non-Industry/Independent	From 11/1/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 11/1/25	Financial Professional
Jose Marques	Non-Industry/Independent	From 11/1/25	Financial Professional

Officers of 24X Exchange

Officers shall serve until their successors are appointed by the Exchange Board in accordance with the Limited Liability Company Agreement of 24X Exchange. The current officers of 24X Exchange are listed below.

Title	Name	Commencement Date
Dmitri Galinov	Chief Executive Officer	November 27, 2024
Paul Adcock	Head of Equities	November 27, 2024
David Sassoon	General Counsel	November 27, 2024
Jeremy Sanchez	Chief Regulatory Officer	November 27, 2024
Jason Woerz	Chief Operating Officer	November 27, 2024
Gina Tuccio	Chief Financial Officer	November 3, 2025

24X National Exchange LLC
Date of filing: June 30, 2026
Date as of which the information is accurate: June 30, 2026

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. *Full legal name;*
2. *Title or Status;*
3. *Date title or status was acquired;*
4. *Approximate ownership interest; and*
5. *Whether the person has control, a term that is defined in the instructions to this Form.*

24X US Holdings LLC ("**24X US Holdings**") directly owns 100% of 24X National Exchange LLC (the "**Exchange**"). 24X US Holdings exercises control over the Exchange pursuant to the Limited Liability Company Agreement of the Exchange. In turn, 24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") directly owns 83.75% of 24X US Holdings. 24X Bermuda Holdings exercises control over 24X US Holdings pursuant to the Limited Liability Company Agreement of 24X US Holdings.

The following persons beneficially own approximately 5% or more of the issued and outstanding units of 24X Bermuda Holdings and 24X US Holdings as of June 30, 2026:

24X Bermuda Holdings LLC[1]				
Full legal name	**Title or status**	**Date title or status was acquired**	**Approximate indirect ownership interest in the Exchange[2]**	**Control person**
Dmitri Galinov[3]	Owner	November 19, 2021	34.49%	Yes
Standard Chartered UK Holdings Limited	Owner	November 19, 2021	5.33%	No
Point72 Ventures Investments, LLC	Owner	November 19, 2021	15.48%	No

1 Ownership percentage with regard to 24X Bermuda Holdings is calculated based on the total number of Common Units, Seed-1 Preferred Units, Seed-2 (Non-Voting) Preferred Units, Seed-3 Preferred Units, Seed-4 Preferred Units, Series A-1 Preferred Units, and Series A-2 Preferred Units beneficially owned by each Unit holder as a percentage of the total number of Units of all such classes outstanding. As of June 30, 2026, there were 9,588,734 Common Units, 1,124,850 Seed-1 Preferred Units, 1,053,712 Seed-2 (Non-Voting) Preferred Units, 571,655 Seed-3 Preferred Units, 681,106 Seed-4 Preferred Units, 3,221,285 Series A-1 Preferred Units, 1,191,021 Series A-2 Preferred Units, totaling 17,432,363 Units. All Voting Units vote together as a single class. Voting Units are defined in the 24X Bermuda Holdings LLC Agreement set forth in Exhibit C as "any Units having general voting power in electing the Board of Managers or in taking any action of the Members under the Act, other applicable law or this Agreement. For all purposes hereof, all Common Units and Preferred Units except Series Seed-2 Units shall be deemed to be Voting Units, and each such Unit shall have one vote. Series Seed-2 Units and Non-Voting Units are not Voting Units."

2 Indirect ownership interest in the 24X Exchange is calculated by multiplying the direct ownership interest in 24X Bermuda Holdings by the 83.75% interest of 24X Bermuda Holdings in 24X US Holdings.

3 Dmitri Galinov owns 7,000,000 Common Units and 179,215 Seed-3 Preferred Units, for a total of 7,179,215 Units for all classes outstanding of 24X Bermuda Holdings, which represents a 41.18% direct ownership interest in 24X Bermuda Holdings. Dmitri Galinov is a Related Person of KNG CAPITAL LLC, Tanya Nazarov-Kenneally, and Vladimir Nazarov. KNG CAPITAL LLC owns 320,616 Seed-1 Preferred Units, which represents 1.84% of all classes of outstanding Units of 24X Bermuda Holdings. Tanya Nazarov-Kenneally owns 1794 Seed-3 Preferred Units, which represents 0.01% of all classes of outstanding Units of 24X Bermuda Holdings. Vladimir Nazarov owns 7176 Seed-3 Preferred Units, which represents 0.04% of all classes of outstanding Units of 24X Bermuda Holdings. Accordingly, on an aggregate basis, Dmitri Galinov, together with his Related Persons, owns 43.07% of the Units of all classes of outstanding Unit of 24X Bermuda Holdings, and, therefore, indirectly owns 36.07% of the 24X Exchange.

24X US Holdings LLC[4]				
Full legal name	**Title or status**	**Date title or status was acquired**	**Approximate indirect ownership interest in the Exchange**	**Control person**
24X Bermuda Holdings LLC	Owner	February 1, 2022	83.75%	Yes
Rakuten Securities Holdings, Inc.	Owner	February 4, 2026	8.43%	No
Shinhan Securities Co., Ltd.	Owner	April 15, 2026	7.82%	No

The Exchange acknowledges that certain Unit holders' ownership of 24X Bermuda Holdings currently exceed the ownership and voting limitations set forth in Section 9.2 of the 24X Bermuda Holdings LLC Agreement set forth in Exhibit C (the "Ownership and Voting Limitations") of this Form 1. Section 9.2(g) of the 24X Bermuda Holdings LLC Agreement addresses the Ownership and Voting Limitations for these Unit holders, and states that:

(g) Notwithstanding anything to the contrary:

(i) Dmitri Galinov and his Related Persons shall have a temporary exemption from the limitation on ownership set forth in Section 9.2 above until December 14, 2030 so long as the ownership percentage of Dmitri Galoniv and his Related Persons in the Company does not exceed 43.07% during such exemption. If Dmitri Galinov and his Related Persons do not comply with the ownership limitations in Section 9.2 within the applicable time period in the preceding sentence, then the Company shall redeem all of the Units the holding of which by Dmitri Galinov and/or his Related Persons results in a violation of Section 9.2 for a price per Unit, as applicable, equal to the Fair Market Value of such Units, as described in Section 9.2(f)(iii) as if it were a Transfer of Units.

(ii) Dmitri Galinov and his Related Persons shall have a temporary exemption from the voting limitations set forth in Section 9.2 above until December 14, 2030 so long as the ownership percentage of Dmitri Galinov and his Related Persons

[4] Ownership percentage with regard to 24X US Holdings is calculated based on the total number of Voting Common Units beneficially owned by each Unit holder as a percentage of the total number of Units of all such classes outstanding. As of June 30, 2026, there were 10,746,335 Voting Common Units. All Voting Common Units vote together as a single class. Voting Common Units are defined in the 24X US Holdings LLC Agreement set forth in Exhibit C as "a common Unit that carries the right to vote as provided under this Agreement."

in the Company does not exceed 43.07% during such exemption, but only with respect to any vote regarding any merger, consolidation or dissolution of the Company or any sale of all or substantially all of the assets of the Company.

The Exchange understands that 24X Bermuda Holdings is considering a variety of approaches to ensure that it is in compliance with the Ownership and Voting Limitations. These approaches may include, but are not limited to, engaging in capital raising transactions that would have the effect of diluting existing ownership, thereby reducing existing Unit holders' ownership percentages and voting power. However, Section 9.2(g) of the Agreement ensures that the Exchange will be in compliance with the Ownership and Voting Limitations by December 14, 2030 so long as the ownership percentage of Dmitri Galinov and his Related Persons in the Company does not exceed 43.07% during such exemption.

The Exchange undertakes, to the extent required, to file with the Commission an amendment to this Form 1 containing any documentation that would effect a change to the Exchange's rules.